Form 20-F
period 2002-12-31
MEXICAN CANANEA CO
filed 2003-07-15
CIK 1057279

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002

Commission File Number 333-08430-03

MEXICANA DE CANANEA, S.A. DE C.V.
(Exact name of Registrant as specified in its charter)

MEXICAN CANANEA COMPANY
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

c/o Grupo Minero México, S.A. de C.V. Baja California 200 Col. Roma Sur 06760 México, D.F.
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Guarantees of 8.25% Series A Guaranteed Senior Notes due 2008 and 9.25% Series B Guaranteed Senior Notes due 2028 issued by Grupo Minero México, S.A. de C.V.

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Shares of common stock - 201,798,896 Series A Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes  ☒  No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐  Item 18  ☒

The registrant is a subsidiary of Grupo Minero México, S.A. de C.V. The registrant is filing this form using the reduced disclosure format provided for in Instruction I to Form 10-K. See Explanatory Note.

i

EXPLANATORY NOTE

We are Mexicana de Cananea, S.A. de C.V. and are required to file an annual report on Form 20-F pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 15d-1 thereunder because we are a guarantor of the 8.25% Series A Guaranteed Senior Notes due 2008 (the “Series A Notes”) and the 9.25% Series B Guaranteed Senior Notes due 2028 (the “Series B Notes” and, together with the Series A Notes, the “Notes”) of Grupo Minero México, S.A. de C.V. (“Grupo Minero”), which were issued and sold pursuant to a registration statement on Form F-1 under the Securities Act of 1933, as amended (the “Act”) (Commission File No. 333-8430). Grupo Minero owns 98.49% of our capital stock, and the balance was acquired by the Mexican National Mine Workers Union in 1990 in connection with our privatization.

Grupo Minero has filed an annual report on Form 20-F for the year ended December 31, 2002, (Commission File No. 333-08430).

We have omitted certain information required by Form 20-F from this annual report on the basis of Instruction I to Form 10-K under the Exchange Act, which permits a company wholly-owned by another company that is a reporting company under the Exchange Act to file an abbreviated annual report in accordance with the no-action letter issued by the staff of the Securities and Exchange Commission (the “Commission”) on October 28, 1999.

Our securities with respect to which there is a reporting obligation under Section 15(d) of the Exchange Act consist only of guarantees of the Notes of Grupo Minero and cannot be held or traded separately. We have accordingly omitted responses to items 10 and 14, which call for information concerning the securities that is inapplicable to the guarantees of the Notes. Information responsive to these items can be found in the annual report on Form 20-F of Grupo Minero.

PRESENTATION OF INFORMATION

We are a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States (“Mexico”) and present our financial statements in Mexican pesos and in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”). Mexican GAAP provides for the recognition of certain effects of inflation by restating nonmonetary assets and liabilities using the Mexican National Consumer Price Index (the “NCPI”), restating the components of stockholders’ equity using the NCPI and recording gains or losses in purchasing power from holding monetary liabilities or assets. Mexican GAAP also requires restatement of financial statements to pesos of purchasing power as of the date of the most recent balance sheet presented. All data in the financial statements included in this Annual Report, the selected financial information derived therefrom and other financial information included in this Annual Report have been restated to pesos of purchasing power as of December 31, 2002, except as otherwise indicated.

Mexican GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). For a discussion of certain significant differences between Mexican GAAP and U.S. GAAP as they relate to us, together with a reconciliation of net (loss) income and stockholders’ equity to U.S. GAAP, see Note 16 to our audited consolidated financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 (together with the notes thereto, the “Financial Statements”). The effect of price-level restatement under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP. See Note 16 to the Financial Statements set forth in Annex F hereto.

References in this Annual Report to “U.S. dollars” or “US$” are to the lawful currency of the United States. References in this Annual Report to “pesos” or “Ps.” are to the lawful currency of Mexico.

This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps. 10.3125 to US$ 1.00, the exchange rate as of December 31, 2002 published by Banco de México (the “Mexican Central Bank”). On December 31, 2002, the difference between the exchange rate published by the Mexican Central Bank and the noon buying rate in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) of Ps. 10.5608 to US$ 1.00 was not material. On June 23, 2003, the noon buying rate was Ps. 10.4745 per US$ 1.00.

Unless otherwise indicated, all references herein to volumes of ore, concentrates and other metal products are expressed in metric tons.  One metric ton equals approximately 2,204.62 pounds.

FORWARD LOOKING STATEMENTS

We may from time to time make written or oral forward-looking statements in our periodic reports to the Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by any of our officers, directors or employees to analysts, institutional investors, representatives of the media and others.  These statements appear in a number of places in this Annual Report and include statements regarding our current intent, belief or expectations or those of our officers with respect to trends affecting our financial condition or results of operations. When used in this Annual Report, the words “anticipate”, “believe,” “estimate,” “expect,” “intend,” “plan” and “project” and similar expressions, as they relate to our management or us are intended to identify such forward-looking statements.  Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors.  The information contained in this Annual Report, including, without limitation, the information under Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects,” identifies important factors that could cause such differences.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof.  We do not undertake any obligation to release publicly the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.                                                     DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Items 1.A and 1.B are not applicable. Item 1.C, Auditors, is as follows:

Our external auditors are Galaz, Yamazaki, Ruíz Urquiza, S.C. (“Galaz”), the Mexican national practice of Deloitte Touche Tohmatsu (“DTT”). Prior to June 10, 2002, our external auditors were Ruiz, Urquiza y Cía., S.C. (“Ruiz Urquiza”), a former member firm of Andersen Worldwide, which was subject to the quality control procedures of Arthur Andersen LLP required for foreign associated firms that are embodied in the requirements of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. Subsequent to June 9, 2002, Ruiz Urquiza was subject to the quality control procedures of Deloitte & Touche LLP. The change in external auditors resulted from the integration of the partners and personnel of Ruíz Urquiza with DTT’s prior Mexican national practice, Galaz, Gomez Morfín, Chavero, Yamazaki, S.C

ITEM 2.                                                     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                     KEY INFORMATION

We have omitted portions of this item on the basis of Instruction I(2)(a) to Form 10-K.  See Explanatory Note.

SELECTED OPERATING DATA

The following table presents selected production and other operating data for our subsidiaries and us. The data includes production sold to the other operating units of Grupo Minero.

	Year ended December 31,
	1998	1999	2000	2001	2002
	(Volumes in metric tons, unless otherwise indicated)
Material Moved (metric tons in thousands)	103,890	84,477	103,475	94,551	88,435
Ore milled (metric tons in thousands)	22,056	20,955	23,371	20,507	19,026
Ore grade (average % copper for period)	0.58	0.50	0.52	0.50	0.57
Leach ore (metric tons in thousands)	31,356	22,147	30,671	33,774	31,876
Waste (metric tons in thousands)	50,481	41,375	49,433	40,270	37,533
Stripping ratio(1)	3.71	3.03	3.43	3.61	3.65
Copper concentrate production	385,621	329,302	379,640	314,354	323,351
Metal contained in concentrate production:
Copper	105,882	84,610	97,451	82,198	86,641
Silver	30	30	40	31	25
Gold (kilograms)	407	331	376	300	234
Smelter(2)and SX-EW(3) production:
Copper blister	49,592	—	—	—	—
Copper cathodes	28,064	28,729	33,788	39,952	50,041

(1)                                  Stripping ratio is the ratio of waste plus leachable ore to ore mined in the material moved in an open pit operation.

(2)                                  The Cananea smelter ceased operations in November 1998 and was closed in February 1999.

(3)                                  Production at the Cananea SX-EW facility includes copper scrap production.  SX-EW is a procedure involving a combination of extraction and electrowinning.

ITEM 4.                                                     INFORMATION ON THE COMPANY

We have abbreviated our response to this item on the basis of Instruction I(2)(d) to Form 10-K. See Explanatory Note.

HISTORY AND DEVELOPMENT OF THE COMPANY

We are Mexicana de Cananea, S.A. de C.V. (and together with our subsidiaries, the “Cananea Unit”), a subsidiary of Grupo Minero, a Mexican corporation.  Grupo Minero owns 98.49% of our capital stock and the balance was acquired by the Mexican National Mine Workers Union in connection with our privatization in 1990. On December 29, 1997, Grupo Minero acquired approximately 15.35% of our capital stock previously owned by a minority investor. We were initially acquired by Mexicana de Cobre, S.A. de C.V. from the Mexican government in 1990.

BUSINESS OVERVIEW

Introduction

The Cananea Unit operates a major open-pit copper mine in northwestern Mexico at Cananea and is engaged primarily in the business of exploring, mining and processing copper. The Cananea copper mine is one of the largest copper ore deposits in exploitation in the world. The Cananea Unit is engaged in the production of copper concentrates and copper cathodes. It operates the Cananea mining complex, which includes an open-pit mine, a concentrator and two solvent extraction and electrowinning (“SX-EW”) plants.

For the year ended December 31, 2002, the Cananea Unit accounted for 13.6% and 6.0% of Grupo Minero’s consolidated net sales and operating loss, respectively, and, as of December 31, 2002, the Cananea Unit accounted for 23.1% of Grupo Minero’s total assets.

Metals Prices

Our products are internationally traded commodities.  Prices are established on the Commodity Exchange, Inc. (“Comex”) in New York and the London Metal Exchange (“LME”), two of the most important metal exchanges. These exchanges broadly reflect the worldwide balance of supply and demand of metals.  The profitability of our operations is dependent on, and our financial performance is significantly affected by, the international market prices for the metals we produce, especially for copper and silver.  Metals prices have historically been subject to wide fluctuations and are affected by numerous factors beyond our control.  These factors, which affect each commodity to varying degrees, include international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and others and, to a lesser degree, inventory carrying costs and currency exchange rates.  In addition, the market prices of certain metals have on occasion been subject to rapid short-term changes due to speculative activities.  Copper prices have been in a general downward trend since mid-1997.  In recent years, the market price of copper, our principal product, has remained weak and we do not expect a material improvement in the near term.

The following table sets forth high, low and average spot prices according to Comex in U.S. dollars for copper for the periods indicated.

	High	Low	Partial Average
	(US$ per pound)
1996	1.30	0.87	1.06
1997	1.22	0.77	1.04
1998	0.86	0.65	0.75
1999	0.85	0.61	0.72
2000	0.93	0.74	0.84
2001:
First quarter	0.87	0.76	0.82
Second quarter	0.80	0.70	0.75
Third quarter	0.71	0.65	0.67
Fourth quarter	0.72	0.60	0.66
Year	0.87	0.60	0.73
2002:
First quarter	0.77	0.65	0.72
Second quarter	0.78	0.71	0.74
Third quarter	0.77	0.66	0.69
Fourth quarter	0.76	0.66	0.71
Year	0.78	0.65	0.72
2003:
First quarter	0.80	0.71	0.76
Second quarter(1)	0.79	0.71	0.75

(1)                                  Through June 23, 2003.

The low level of copper prices resulted in lower net sales, operating income and net income in 2002 than might otherwise have been the case.  The trend of low copper prices has continued during the first half of 2003, although there was a slight firming in copper prices during the first quarter of 2003. See Item 5. “Operating and Financial Review and Prospects.” If low prices continue or fall further, these effects will persist or be magnified. In the event of a substantial and sustained further decline in prices, we might, under certain adverse market conditions, consider curtailing or modifying certain of our mining and processing operations.

ORGANIZATIONAL STRUCTURE

The Cananea Unit is a part of the business conducted by Grupo Minero through its subsidiaries. The Cananea Unit’s extraction, concentrating and SX-EW operations are essentially independent from Grupo Minero and its other subsidiaries, but in other respects its business and operations are integrated with Grupo Minero and its other subsidiaries in significant ways. In particular:  (a) the Cananea smelter was closed in 1999 following a strike that began in late 1998, and most of the concentrates produced at Cananea are now smelted by Mexicana de Cobre, S.A. de C.V. (“Mexcobre” and together with its subsidiaries, the “Mexcobre Unit”), another subsidiary of Grupo Minero; (b) the Cananea Unit relies on services provided by Grupo Minero and its other subsidiaries for sales and many administrative functions; (c) Grupo Minero and its subsidiaries file taxes on a consolidated basis with Minera México, S.A. de C.V. (“Minera México”), which owns 98.85% of the stock of Grupo Minero; and (d) the finances and treasury operations of Grupo Minero and its subsidiaries are managed jointly.

On May 28, 2003, Grupo Minero and Minera México held extraordinary shareholders’ meetings approving the merger of Grupo Minero with and into Minera México.  Between Grupo Minero and Minera México, the merger is effective as of June 1, 2003. The executed resolutions and accompanying merger agreement were registered on July 2, 2003, with the Mexican Public Registry of Commerce.  Under Mexican law, the merger is effective with respect to third parties ninety days after the registration of the shareholders’ resolutions and accompanying merger agreement with the Mexican Public Registry of Commerce.

PROPERTY, PLANTS AND EQUIPMENT

Introduction

The Cananea Unit is engaged in the production of copper concentrates and copper cathodes. It operates the Cananea mining complex, located 70 kilometers from La Caridad and 60 kilometers south of the Arizona border on the outskirts of the town of Cananea. The mining complex includes an open-pit mine, a concentrator and two SX-EW plants. Access is by paved highway and railroad. The Cananea deposit is one of the world’s largest porphyry copper deposits. The total book value of the Cananea Unit’s property and equipment was Ps. 7,185.7 million as of December 31, 2002 (restated in accordance with Mexican GAAP).

Our headquarters and sales office are in Mexico City and we also have a domestic purchasing office in Hermosillo, Sonora.

Geology

The Cananea mine is unusual in that the ore explored and sampled at the mine has been of consistent quality, unlike most copper deposits, which evidence a decline in quality at deeper strata. The Cananea region is within the southern Cordilleran orogen, extending from southern Mexico to the northwestern United States.  Geological and structural features in the district setting are representative of large copper deposits of the disseminated porphyry type. The district lies within the Basin and Range Metallogenic province. A series of Paleozoic sediments from Cambrian to Carboniferous, lithologically equivalent to a section in southeastern Arizona, unconformably overlie a Pre-Cambrian granitic basement.

Mineralization occurred in several stages. An early pegmatitic stage, associated with bornite-chalcopyrite-pyrite-molybdenite assemblage in breccia pipes, is followed by a widespread flooding of hydrothermal solutions accompanying extensive quartz-pyritic-chalcopyrite mineralization. A distinct pyrite-quartz stage envelopes and closes the primary sequence. An extensive and pervasive feldspar destructive sericitic and argillic alteration events is evident throughout the district’s igneous rock complex.

Mining Operations

Cananea uses a conventional open-pit mining method. In recent years the Cananea Unit has invested in equipment to improve stripping capacity and has undertaken accelerated removal of the substantial excess overburden from the mine. An average of 282,719, 259,755 and 242,288 metric tons of material per day were mined in 2000, 2001 and 2002, respectively. The average copper content of the ore mined in 2002 was approximately 0.565% and in 2001 was 0.501%. The stripping ratio (i.e. the ratio of waste materials plus leachable ore to ore mined) in 2002 was approximately 0.74 to 1.0. Mining equipment includes 11 rotary drills, five 360-ton trucks, seven 260-ton trucks, 20 240-ton trucks and 26 170-ton trucks, one 70-cubic yard shovel, one 54-cubic yard shovel, two 40-cubic yard shovels, one 36-cubic yard shovel and five 30-cubic yard shovels.

Concentrating Operations

Cananea’s concentrator was constructed in 1986. It originally had a capacity of 62,500 metric tons of ore per day, which was increased to 80,000 metric tons per day in May 1998. During 2000, 2001 and 2002, daily averages of 63,943, 56,250 and 53,314 metric tons of ore were processed with an average grade of 0.521%, 0.501% and 0.565% copper, respectively. During the same periods, 379,640, 314,354 and 323,351 metric tons of copper concentrates were produced, with average grades of 25.70%, 26.15% and 26.79% copper, respectively. The copper recovery was 79.86% for 2000, 80.03% for 2001 and 80.48% for 2002. Copper concentrates are currently sold to the Mexcobre Unit for further processing.

New Crushing System

The Cananea Unit’s leachable ore crushing system for low-grade ore was built during 1997. This system improves the metallurgical recoveries and reduces the operating cost. We completed construction of a new crushing system at the Cananea Unit in 1999, at cost of approximately US$ 38.5 million. See “—Capital Expenditures.”

SX-EW Facilities

The Cananea Unit operates a leaching facility and two SX-EW plants. All copper ore with a grade lower than the mill cut-off grade (0.4%), but higher than 0.15% copper, is delivered to the leaching dumps. A cycle of leaching and resting occurs for approximately five years to achieve a 56% recovery. In November 2001, we completed the first phase of the expansion of one of the SX-EW facilities. The Cananea Unit currently maintains 4.2 million cubic meters of pregnant leach solution in the old Cananea pit with a concentration of approximately 1.0 grams of copper per liter. The SX-EW facilities have a total capacity of 54,750 metric tons of copper cathodes per year. In 2000, 2001 and 2002 copper cathode production was 33,788, 39,952, and 50,041 metric tons, respectively. In July 1998, the SX-EW facilities at Cananea received ISO 9002 certification from the International Standards Organization.

The following table sets forth the capacity, production and utilization information for the Cananea Unit’s mining, concentrating, smelting and refining facilities in 2002.

MEXICANA DE CANANEA, S.A. DE C.V.

MINES AND PLANTS CAPACITY UTILIZATION IN 2002

Facility	Product	Capacity(1)	Production(1)	Capacity Utilization
Mine/Concentrator	Milling ore	29,200,000	19,033,000	65%
SX-EW Plant	Cathodes	54,750	50,041	91%

(1)                                  Metric tons per annum.

Reserves

Grupo Minero has estimates of ore reserves prepared with respect to each of its units as of January 1 of each year. The ore reserve estimates set forth below have been prepared by us in conjunction with Grupo Minero’s engineering staff using evaluation methods generally used in the international mining industry, including standard methods of mapping, drilling, sampling, assaying and modeling. The reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the expected levels. Lower market prices, increased production costs, reduced recovery rates and other factors may render proven and probable reserves uneconomic to exploit and result in revision of reserve data from time to time. Reserve data are not indicative of future results of operations.

The terms “dilution,” “probable reserves,” “proven reserves,” “reserve,” “total leaching recovery,” “total metal recoverable,” and “total mill recovery,” which are used in the following tables, are defined as follows:

Dilution (extracting loss) - The reduction in grade that results from inclusion of waste material from the foot wall and hanging wall into the vein during exploitation of an underground mine.

Probable reserves - Reserves for which quantity and grade are computed from information similar to that used for proven reserves but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proven reserves - Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling; and (c) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is sufficiently defined that size, shape, depth and mineral content of reserves are well established.

Reserve - That part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination.

Total leaching recovery - The amount of metal recovered in the leaching process expressed as a percentage of the metal contained in the ore.

Total metal recoverable - The amount of metal recoverable after the flotation process. The calculation of total metal recoverable takes account of dilution and total mill recovery.

Total mill recovery - The amount of metal recovered in the concentrator expressed as a percentage of the metal contained in the ore.

The following table sets forth estimated reserve data of the Cananea Unit as of January 1, 2003, prepared by our Department of Mining, Planning and Control under the supervision of Grupo Minero’s Director of Mining, Planning and Control.

Ore Reserves

(Estimated as of January 1, 2003)

	Ore	Copper
	(Thousands of metric tons)	(Average grade percentage, unless otherwise indicated)

Mill ore:
Proven	2,260,400	0.58
Probable	603,500	0.55
Total	2,863,900	0.58
Total mill recovery	—	81%
Total metal recoverable (thousands of Metric tons)	—	13,363
Leach ore:
Proven	1,935,300	0.22
Probable	381,200	0.21
Total	2,316,500	0.22
Total leaching recovery	—	50%
Total metal recoverable (thousands of metric tons)	—	2,551

The above reserve estimates take into account estimated dilution (extracting loss) by applying to mine ore grades a factor derived from historical mine-concentrator grade differences.

ITEM 5.                                                     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We have abbreviated our response to this item on the basis of Instruction I(2)(a) to Form 10-K. See Explanatory Note.

The following discussion should be read in conjunction with the Financial Statements included elsewhere in this Annual Report. The Financial Statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Note 16 to the Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of stockholders’ equity as of December 31, 2001 and 2002 and net income (loss) for the years ended December 31, 2000, 2001 and 2002.

In accordance with Mexican GAAP rules on price-level restatement of financial statements, the Financial Statements included in this Annual Report recognize certain effects of inflation. In addition, the Financial Statements and, unless otherwise specified, the other financial data included in this Annual Report are restated in constant pesos as of December 31, 2002. The effects of price-level restatement in accordance with Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP. See Note 16 to the Financial Statements.

Grupo Minero, our parent company, was unable to comply with certain of its debt covenants and was in default under certain payment obligations during 2001 and 2002.  Grupo Minero began renegotiating the terms of its indebtedness in the fourth quarter of 2001 and in December 2001, Grupo Minero executed a term sheet with certain of its creditors in which the terms of the restructured debt were described.  On April 29, 2003, Grupo Minero entered into a series of definitive agreements restructuring the terms of its indebtedness.  The most significant of these agreements (the “Common Agreement”) was executed by and among Grupo Minero, us, as guarantor of Grupo Minero’s obligations, Minera México, as guarantor of Grupo Minero’s obligations, several of Grupo Minero’s subsidiaries, as guarantors of Grupo Minero’s obligations, holders of Grupo Minero’s secured export notes (the “SEN Holders”), several of the banks (the “Bank Lenders”) with which Grupo Minero had previously entered into credit arrangements, HSBC Bank, as collateral agent and distributor of the funds of the SEN Holders, Bank of America, as administrative agent of the Bank Lenders, and The Bank of New York, as trustee of Grupo Minero’s secured export notes.  The definitive agreements executed in connection with the restructuring of Grupo Minero’s indebtedness, including the Common Agreement, restructure the terms and payment obligations of Grupo Minero’s previously defaulted financial indebtedness and serve to cure and/or waive previous defaults related thereto.   These definitive agreements also provide that we will guarantee, along with Minera México and certain of Grupo Minero’s other subsidiaries, Grupo Minero’s obligations thereunder, which, together with the Notes, comprise substantially all of Grupo Minero’s financial indebtedness.  At December 31, 2002, Grupo Minero’s total outstanding indebtedness was approximately Ps. 12,821.7 million.

Restatement of Previously Reported U.S. GAAP Financial Information

Subsequent to the issuance of our 2001 financial statements, management determined that push-down accounting adjustments related to Grupo Minero’s acquisition of us had not been properly reported in our U.S. GAAP financial information as presented in Note 16 to the financial statements included in Item 18.  As a result, the following U.S. GAAP financial information has been restated from the amounts previously reported to reflect such push-down accounting adjustments:

	2001				2000				1999
	As Previously Reported		As Restated		As Previously Reported		As Restated		As Previously Reported		As Restated
At December 31:
Total assets	Ps.	9,215,162	Ps.	9,318,737	Ps.	8,793,712	Ps.	8,918,042	Ps.	8,406,705	Ps.	8,551,790

Stockholders’ equity	Ps.	5,608,976	Ps.	5,712,551	Ps.	6,668,042	Ps.	6,792,372	Ps.	7,309,622	Ps	7,454,707

For the year ended December 31:
Depreciation expense	Ps.	—	Ps.	20,755	Ps.	—	Ps.	20,755	Ps.	—	Ps.	20,755
(Loss) income before income taxes	Ps.	(1,887,940)	Ps.	(1,908,694)	Ps.	189,971	Ps.	169,220	Ps.	(527,883)	Ps.	(548,638)
Net (loss) income	Ps.	(1,024,003)	Ps.	(1,044,757)	Ps.	(612,533)	Ps.	(633,287)	Ps.	(575,835)	Ps.	(596,590)

Basic and diluted (loss) income per share	Ps.	(5.07)	Ps.	(5.17)	Ps.	(3.03)	Ps.	(3.13)	Ps.	(2.85)	Ps.	(2.96)

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in Mexico requires us to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.  Actual results could differ materially from these estimates under different assumptions or conditions.

We believe that the following accounting policies are the most critical to our consolidated financial statements since these policies require significant judgment or involve complex estimates that are important to the portrayal of our financial condition and results of operations.

Ore reserves

We periodically reevaluate estimates of our ore reserves, which represent our estimate as to the amount of unmined copper, zinc, lead silver and gold remaining in existing mine locations that can be produced and sold at a profit.  Such estimates are based on engineering evaluations derived from samples of drill holes and other openings, combined with assumptions about the applicable metals market prices and production costs.  We believe that the metals price assumptions used are consistent with average historical prices over recent full economic and pricing cycles.

The reserve estimates have been adjusted for actual production since the most recent reserve declarations.  Many companies declare their ore reserves on an annual basis.  We believe that our estimates as to ore reserves closely approximate the ore reserve quantities that would have been determined as of December 31, 2002.  The reserve estimates have been calculated as of January 1 on an annual basis.

We use ore reserve estimates in determining, among other things, the recoverability of long-lived assets, the amount of capitalized stripping and units of production amortization of capitalized mine stripping.  We believe this price reflects a valid price assumption over the remaining life of our mines, which is approximately 102 years.  We understand that the SEC has recently indicated that in calculating ore reserves, companies should use no more than a three-year historical average price.  Price assumptions utilized by us in determining ore reserves and three year average market price data are as follows:

	Price Assumption Utilized in Determining Ore Reserves		Three Year Average Market Prices
	(per pound in U.S. Dollars, except for gold and silver, which are per ounce in U.S. Dollars)

Copper	US$	0.90	US$	0.76216
Molybdenum	3.00		2.481
Zinc	0.50		0.46724
Gold	300.00		276.44
Silver	5.00		4.848
Lead	US$	0.24	US$	0.21663

We believe the price assumptions used to determine ore reserves are reasonable and appropriate for the purpose of managing operations.

Capitalized Expenditures

Stripping costs:  In carrying out operations in open-pit mines, we are required to remove waste materials to access mineral deposits.  Because the concentration of mineral deposits is not evenly distributed throughout the mines, there are periods during the life of the mine where we mine more (or better quality) reserves as compared to waste removed, and periods during which we mine less (or lower quality) reserves as compared to waste removed.

For each of our existing production stage open-pit mines, mine engineers have calculated a life-of-mine stripping ratio, which represents our estimate of the total amount of waste to be incurred divided by the estimated total proven and probable reserve at each such mine.  The mine stripping ratios are used to determine the amount of mine production costs to be charged against earnings.  In periods when the actual ratio of waste to mineral ore extracted exceeds the life-of-mine stripping ratios, we capitalize production costs associated with mining operations in proportion to the excess waste mined.  Such capitalized costs are included in net capitalized mine stripping, and are amortized using the units of production method.  Copper resources contained in piles of leachable materials that have been extracted from the mines are not included in the determination of units of production amortization.  Conversely, in periods when the actual ratio of waste to mineral ore mined is less than the life-of-mine stripping ratios, we reduce the net capitalized mine stripping asset proportionally with a charge of amortization expense.

We understand that the SEC is currently evaluating methods for accounting for mine stripping costs.  In addition, we are aware that in recent public comments, the SEC has expressed unfavorable views towards our method of accounting for mine stripping costs, which is also shared by others within the industry.  However, we believe that our method of accounting for mine stripping costs, which effectively results in the smoothing of production costs over the lives of our mines, accurately reflects the results and operations of our mining operations and also facilitates improved matching of revenues and related expenses.

During 2002, 2001 and 2000, actual stripping ratios were higher than the life-of-mine stripping ratios for our mines, which resulted in the capitalization of mine costs associated with the additional waste mined.  If we were to have expensed all production costs associated with its mining operations as incurred, net operating costs expenses would have increased by Ps. 70.6 million, Ps. 104.0 million and Ps. 450.5 million, for the years ended December 31, 2002, 2001 and 2000, respectively.

Estimated life-of-mine stripping ratios for each of the Mexcananea Unit mines for the years ended December 31, 2002, 2001 and 2000, were as follows:

Life-of-Mine Stripping Ratio for Mexcananea Unit
2002	0.56
2001	0.56
2000	0.59

Leaching material: We capitalize the cost of materials with low copper content extracted during the mining process (“leaching material”), which are accumulated in areas known as bings. The amortization of the capitalized costs is determined based on the individual depletion of the bings, which occurs in approximately 5 to 8 years.

Mine development costs: Exploration costs incurred before site operation are expensed as incurred, except for expenditures related to specific properties where proven and provable mineral resources have been confirmed, in which case the expenditures are capitalized as mine development costs. Capitalized mine development costs are amortized on a straight-line basis over the estimated useful lives of the corresponding proven metal reserves.

Employee benefit obligations

In accordance with Mexican Labor Law and our collective bargaining agreements, a liability results from the voluntary departure of employees who have worked for a company for a minimum number of years. In addition, in accordance with the Federal Labor Law, companies have obligations resulting from indemnities and seniority premiums payable to employees terminated under certain circumstances. We record the liabilities from voluntary employee departures, indemnities and seniority premiums as they accrue, in accordance with actuarial computations.

We provide medical and hospital services to all active and retired unionized employees and members of their families through one of its subsidiaries, Hospital del Ronquillo, S. de R.L. de C.V. Beginning in 1999, we adopted revised bulletin D-3, “Employee Benefits”.  Accordingly, we recorded the liability for post-retirement medical benefits in accordance with actuarial calculations. When there is a significant reduction in personnel due to a restructuring of the labor force or the closing of a plant, the corresponding costs, net of the corresponding reduction in projected benefit obligations and other related items, are charged to results.

We are accruing a liability that at present value will cover the projected benefit obligations owed to our employees at their respective estimated retirement dates.  Payments are charged to results in the period in which they are made. Our plan assets related to voluntary employee departures and seniority premiums consist of investments in Mexican government treasury certificates (40%) and various equity securities of large Mexican companies (60%).

Revenue recognition

Most of our copper is sold as refined metal under annual contracts or on a spot sale basis. The balance of our copper production is sold in the form of concentrate under contracts of one to three years in duration. Silver and gold are sold under monthly contracts or in spot sales.

Beginning in 2000, revenue from sales of copper concentrate is recorded in the month the product is delivered to customers based on prices as provided in the sales contracts.  When the price is subject to adjustment for changes in market prices between the time of shipment to customers and the settlement date, since we have substantially completed our obligations under the sales contract and title has passed to the customer, revenue is recognized based on market prices prevailing at the shipment date, and the final price is determined within three months of shipment.  Revenue with respect to these sales is adjusted in the period of settlement to reflect final pricing and in periods prior to settlement to reflect any decline in market prices that may occur between shipment and settlement.

RESULTS OF OPERATIONS FOR 2002 AND 2001

We reported an operating income of Ps. 44.4 million in 2002, compared to an operating loss of Ps. 155.5 million in 2001. The increase in operating income was primarily due to higher sales volumes of copper.

We reported net income of Ps. 26.9 million in 2002, compared to net loss of Ps. 163.9 million in 2001. The increase in net income was primarily due to the increase in operating income and decrease in net comprehensive financing cost.

Net sales

Net sales in 2002 were Ps. 2,347.7 million, 25.0% higher than net sales in 2001, which were Ps. 1,878.1 million. This increase was primarily due to higher sales volumes of copper, which increased by 25,814 metric tons from 2001 to 2002.

Cost of sales

Cost of sales in 2002 was Ps. 1,805.7 million, 13.6% higher than in 2001, due primarily to decrease in stripping cost capitalized and maintenance materials purchases. In 2001, cost of sales was Ps. 1,590.0 million.  Cost of sales as a percentage of net sales decreased from 84.7% in 2001 to 76.9% in 2002.

Administrative expenses

Administrative expenses in 2002 were Ps. 85.4 million, 10.2% lower than in 2001.  In 2001 administrative expenses were Ps. 95.1 million. The main reason for this decrease was a reduction in the amount charged by Servicios de Apoyo Administrativos, S.A. de C.V., our affiliate provider of administrative services.

Depreciation and amortization

Depreciation and amortization expense in 2002 was Ps. 412.3 million, 18.3% higher than in 2001. Depreciation and amortization expense in 2001 was Ps. 348.5 million.  This increase was due primarily to an increase in fixed assets as a result of our investments during the year.

Net comprehensive financing cost

Net comprehensive financing cost represents the net effect of interest expense, interest income, foreign exchange gain or loss and gain or loss on net monetary position, which arises from the affect of inflation on the average net balance of monetary assets. The net comprehensive financing cost has been affected by (i) the level of our current liabilities; (ii) the rate of inflation; and (iii) the rate of devaluation.

Net comprehensive financing cost resulted in an expense of Ps. 77.1 million in 2002, compared to income of Ps. 4.6 million in 2001. The change from 2001 to 2002 was due primarily to the 12.5% depreciation of the peso against the U.S. dollar, which resulted in a Ps. 96.0 million exchange loss on our dollar-denominated assets, and a gain on monetary position of Ps. 56.0 million due to higher inflation.

Other income (expense), net

Other income, net was Ps. 5.8 million in 2002, compared to an expense Ps. 23.6 million in 2001. Other expense, net in 2001 was attributable primarily to losses on the sale of used equipment.

Income taxes

Our tax returns and those of our subsidiaries are consolidated and filed at the level of Minera México. Each year we and each of our subsidiaries pays to Minera México the amount of tax, if any, each subsidiary or we would have paid had they or we filed a separate tax return. In the event Minera México reduces its consolidated tax liability through the use of tax loss carryforwards or other tax benefits with respect to us or any of our subsidiaries, Minera México is obligated to reimburse us or such subsidiary for such tax benefit at the time such benefit would otherwise have reduced the tax payable by us or our subsidiary. At December 31, 2002, we had tax loss carryforwards amounting to Ps. 3,330.1 million, all of which had been applied to reduce the income taxes of Minera México.

Through 2001, the income tax rate was 35% with the obligation to pay this tax each year, at a rate of 30% and the option of deferring payment of the remaining 5% until profits are distributed. The new tax law enacted January 1, 2002, eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until reaching 32% in 2005. The deduction for employee statutory profit-sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents was also eliminated.

We are subject to income tax and to an alternative minimum corporate tax known as asset tax, which is currently assessed at 1.8% on the net average balances of certain assets and liabilities. Our subsidiaries and we are also required under Mexican law to pay employees, in addition to their normal compensation and benefits, profit sharing in amounts based on the taxable income of the employing entity.

The aggregate effective rate of income tax was 200% in 2002, compared to 6.0% in 2001. The difference between the aggregate effective rate of income tax of 2002 and 2001 was primarily due to the decline in our deferred taxes resulting from a decrease in the statutory income tax rate.

As of December 31, 2002, we have tax loss carryforwards and recoverable assets taxes in the amounts of  Ps. 1,210.1 million and Ps. 320.6 million, respectively, that we believe do not have a high probability of being realized. Accordingly, a valuation allowance of Ps. 744.2 million has been recorded.

ITEM 6.                                                     SENIOR MANAGEMENT AND EMPLOYEES

We have omitted this item on the basis of Instruction I(2)(c) to Form 10-K. See Explanatory Note.

ITEM 7.                                                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

We have omitted this item on the basis of Instruction I(2)(c) to Form 10-K.  See Explanatory Note.

ITEM 8.                                                     FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See our Consolidated Financial Statements at Annex F (as restated).

Legal Proceedings

We are involved in various other legal proceedings incidental to our operations, but we do not believe that decisions in any such proceedings would, individually or in the aggregate, have a material adverse effect on our financial position, results of operations and cash flow.

ITEM 9.                                                     THE OFFER AND LISTING

The Notes are not traded on any organized market.

ITEM 10.                                              ADDITIONAL INFORMATION

We have omitted this item because the securities for which there is a reporting obligation under Section 15(d) of the Exchange Act consist exclusively of guarantees of securities of Grupo Minero, our parent company.  See Explanatory Note.

ITEM 11.                                              QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our current business activities do not require the issuance of debt, so our market risk exposure is related mainly to foreign exchange and commodity price movements.

As part of a risk management strategy, we have established an independent risk management team. The function of this team is to monitor and manage our risk exposure. This team has developed a manual of policies and procedures for the use of derivatives as hedging instruments, reviewing limits, reports and authorization processes in order to monitor operations.

Foreign Exchange Risk

Although all of our sales are priced and invoiced in U.S. dollars, a substantial portion of our cost of sales (approximately 63% in 2002) is denominated in pesos. Accordingly, when inflation in Mexico increases without a corresponding devaluation of the peso, as it did in 2000, 2001 and 2002, our operating income is negatively affected.  Nevertheless, when inflation in Mexico is lower than the devaluation of the peso, our operating income is positively affected. We have significant liabilities and assets denominated in U.S. dollars therefore exposing us to foreign exchange losses when the peso declines in value against the U.S. dollar.

Commodity Price Risk

Our exposure to commodity price fluctuations relates primarily to copper and silver, as well as other industrial and precious metals we produce. Our selling prices depend principally upon market prices for metals, especially copper and, to a lesser extent, silver. Such prices can fluctuate widely and are beyond our control. Since the metals we produce can generally be sold at prevailing market prices, our results of operations are highly sensitive to such prices. See Item 4. “Information on the Company—Metals Prices.”

The table below provides information about our inventory of metals that are sensitive to changes in commodity prices. The table presents the fair value based on spot prices as of December 31, 2002.

Inventory of Metals	Total (Tons)	Fair Value (Millions of constant pesos as of December 31, 2002)
Copper	2,218	Ps.	35.1

Sensitivity Analysis

We have net financial assets denominated in U.S. dollars, and consequently, a hypothetical and instantaneous 10% devaluation of the peso against the U.S. dollar would have resulted in an estimated foreign exchange loss of approximately Ps. 79.6 million, reflecting the increased value in pesos of our foreign currency denominated assets.

ITEM 12.                                              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                                              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

We have omitted this item because the securities for which there is a reporting obligation under Section 15(d) of the Exchange Act consist exclusively of guarantees of securities of Grupo Minero, our parent company.  See Explanatory Note.

ITEM 15.                                              CONTROLS AND PROCEDURES

(a)                                  Within the 90 days prior to the filing date of this annual report, we carried out an evaluation under the supervision and with the participation of our management, including our (i) President and General Director and (ii) Finance Director, of the effectiveness of the design and operation of our disclosure controls and procedures.

Based upon and as of the date of our evaluation, our (i) President and General Director and (ii) Finance Director concluded that our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries as required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.

(b)                                 There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16.                                              [RESERVED]

PART III

ITEM 17.                                              FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                                              FINANCIAL STATEMENTS

Our Consolidated Financial Statements are included in this Annual Report beginning at page 1 of Annex F and include:

ITEM 19.                                              EXHIBITS

Exhibit Number	Document

12(a).	Certification of the President and General Director of the registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12(b).	Certification of the Finance Director of the registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MEXICANA DE CANANEA, S.A. DE C.V.

	By:	/s/ Daniel Tellechea Salida
Name: Daniel Tellechea Salido
Title: President Finance and Administration

	By:	/s/ Ernesto Duran Trinidad
Name: Ernesto Duran Trinidad
Title: Corporate Comptroller

Dated: July 15, 2003

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Xavier García de Quevedo Topete, President and General Director of Mexicana de Cananea, S.A. de C.V., certify that:

1.                                       I have reviewed this annual report on Form 20-F of Mexicana de Cananea, S.A. de C.V.;

2.                                       Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flow of the registrant as of, and for, the periods presented in this annual report;

4.                                       The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)                                  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)                                 evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)                                  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                       The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)                                  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)                                 any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.                                       The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 15, 2003

	By:	/s/ Xavier García de Quevedo Topete
		Name:	Xavier García de Quevedo Topete
		Title:	President and General Director

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Jesus Eduardo González Félix, Finance Director of Mexicana de Cananea, S.A. de C.V. certify that:

1.                                       I have reviewed this annual report on Form 20-F of Mexicana de Cananea, S.A. de C.V.;

2.                                       Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flow of the registrant as of, and for, the periods presented in this annual report;

4.                                       The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)                                  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)                                 evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)                                  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                       The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)                                  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)                                 any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.                                       The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 15, 2003

	By:	/s/ Jesus Eduardo González Félix
		Name:	Jesus Eduardo González Félix
		Title:	Finance Director

ANNEX F

FINANCIAL STATEMENTS OF MEXICANA DE CANANEA S.A. DE C.V.

INDEX

MEXICANA DE CANANEA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

Mexicana de Cananea, S.A. de C.V.,

We have audited the accompanying consolidated balance sheet of Mexicana de Cananea, S.A. de C.V. and Subsidiaries (Mexican corporations collectively referred to as the “Company”) as of December 31, 2002, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the year then ended, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mexicana de Cananea, S.A. de C.V. and Subsidiaries as of December 31, 2002, and the results of their operations, changes in their stockholders’ equity and the changes in their financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year ended December 31, 2002 and the determination of stockholders’ equity as of that date to the extent summarized in Note 16.

Our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers.

/s/ Deloitte & Touche
Deloitte & Touche

Mexico City, Mexico

June 13, 2003

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

Mexicana de Cananea, S.A. de C.V.,

We have audited the accompanying consolidated balance sheets of Mexicana de Cananea, S.A. de C.V. and Subsidiaries (Mexican corporations collectively referred to as the “Company”) as of December 31, 2001, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2001 and 2000, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mexicana de Cananea, S.A. de C.V. and Subsidiaries as of December 31, 2001, and the results of their operations and the changes in their financial position for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in Mexico.

In 2000, the Company adopted the regulations of revised Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”. The initial effect of adopting this bulletin was to record the deferred income tax effects based on the cumulative effect of temporary differences as of January 1, 2000 as a long-term liability, directly charging stockholders’ equity in the new initial effect of deferred income taxes account for 672,166 thousand Mexican pesos. Also, the provision for income taxes of 2000 increased by 75,935 thousand Mexican pesos due to the deferred effects of the year.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Mexico but do not conform with accounting principles generally accepted in the United States of America (U.S. GAAP).  A description of these differences and a reconciliation of consolidated net income (loss) and stockholders’ equity to U.S. GAAP as permitted by Form 20-F, which allows omission of the requirement to quantify, in the U.S. GAAP reconciliation, the differences attributable to the effects of comprehensive inflation adjustments recorded locally, are set forth in Note 16. As discussed in Note 16, the 2001 and 2000 U.S. GAAP reconciliations have been restated.

Ruiz, Urquiza y Cía., S.C.
(A member firm of Andersen Worldwide until April 9, 2002)

/s/ Jorge I. Peralta Alvarez

C.P.C. Jorge I. Peralta Alvarez

Mexico City, Mexico
June 14, 2002 (except with respect to the restatement to constant Mexican pesos and the restatement of the U.S. GAAP reconciliations presented in Note 16, as to which the date is June 13, 2003)

MEXICANA DE CANANEA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001
EXPRESSED IN CONSTANT MEXICAN PESOS
AS OF DECEMBER 31, 2002
(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($))

	Convenience Translation (Note 2) 2002	2002		2001
A S S E T S
CURRENT ASSETS:
Cash and temporary investments (Note 5)	$13,845	Ps.	142,775	Ps.	18,713
Cash retained in collateral account (Note 1)	—	—		13,869
Notes and accounts receivable-
Trade, net of allowances for doubtful accounts of Ps.1,414 and Ps.1,556 as of December 31, 2002 and 2001, respectively.	2,597	26,786		22,032
Recoverable taxes	16,485	170,004		61,272
Due from affiliated companies (Note 12)	7,890	81,362		57,154
Other	3,793	39,113		8,510
	30,765	317,265		148,968
Inventories (Note 6)	30,449	314,009		339,978
Total current assets	75,059	774,049		521,528

PROPERTY, PLANT AND EQUIPMENT (Note 7)	696,791	7,185,655		7,434,791
INVESTMENTS IN SHARES OF ASSOCIATED COMPANIES	74	766		800
DEFERRED CHARGES (Note 8)	160,277	1,652,851		1,291,537
Total assets	$932,201	Ps.	9,613,321	Ps.	9,248,656

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable to suppliers	$29,798	Ps.	307,291	Ps.	130,533
Accounts payable and accrued liabilities	70,326	725,236		559,041
Due to affiliated companies (Note 12)	46,700	481,597		442,777
Taxes payable	1,471	15,169		12,172
Total current liabilities	148,295	1,529,293		1,144,523
LIABILITY FOR PENSION, SENIORITY PREMIUM AND MEDICAL SERVICE OBLIGATIONS (Note 9)	20,176	208,066		184,098
DEFERRED INCOME TAXES (Note 13)	68,212	703,431		767,349
Total liabilities	236,683	2,440,790		2,095,970

STOCKHOLDERS’ EQUITY (Note 10):
Capital stock	828,907	8,548,103		8,548,103
Retained earnings	65,587	676,364		649,470
Accumulated other comprehensive loss	(130,081)	(1,341,457)		(1,334,408)
Initial effect of deferred income taxes	(68,895)	(710,479)		(710,479)
Total stockholders’ equity	695,518	7,172,531		7,152,686
Total liabilities and stockholders’ equity	$932,201	Ps.	9,613,321	Ps.	9,248,656

The accompanying notes are part of these consolidated financial statements.

MEXICANA DE CANANEA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
EXPRESSED IN CONSTANT MEXICAN PESOS
AS OF DECEMBER 31, 2002
(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($), except per share and share data)

	Convenience Translation (Note 2) 2002	2002		2001		2000

NET SALES	$227,657	Ps.	2,347,723	Ps.	1,878,083	Ps.	2,630,655
COST OF SALES	175,093	1,805,652		1,589,993		1,981,093
Gross profit	52,564	542,071		288,090		649,562

OPERATING EXPENSES:
Administrative expenses from operations	8,281	85,394		95,063		93,422
Depreciation, amortization and depletion	39,981	412,309		348,564		307,902
Income (loss) from operations	4,302	44,368		(155,537)		248,238

NET COMPREHENSIVE FINANCING COST (INCOME):
Interest expense	3,655	37,700		46,825		12,776
Interest income	(60)	(623)		(1,188)		(2,078)
Foreign exchange loss (gain), net	9,309	96,006		(30,919)		7,981
Monetary position gain	(5,432)	(56,024)		(19,330)		(13,813)
	7,472	77,059		(4,612)		4,866
OTHER (INCOME) EXPENSES, net	(562)	(5,797)		23,551		9,890
(Loss) income before income tax as and employee statutory profit-sharing	(2,608)	(26,894)		(174,476)		233,482

INCOME TAXES (Note 13)	(5,216)	(53,788)		(10,551)		99,666

Consolidated net income (loss)	$2,608	Ps.	26,894	Ps.	(163,925)	Ps.	133,816
Earnings (loss) per share	$0.01	Ps.	0.13	Ps.	(0.81)	Ps.	0.66
Weighted average number of shares outstanding (in thousands)	201,798	201,798		201,798		201,798

The accompanying notes are part of these consolidated financial statements.

MEXICANA DE CANANEA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
EXPRESSED IN CONSTANTS MEXICAN PESOS
AS OF DECEMBER 31, 2002
(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ( $ )

Retained Earnings	Accumulated Other Comprehensive Loss	Initial Effect of Deferred Income Taxes	Total Stockholders’ Equity

Capital Stock
Nominal	Restatement

BALANCES AT JANUARY 1, 2000	Ps.	2,017,989	Ps.	6,530,114	Ps.	679,579	Ps.	(1,300,237)	Ps.	(710,479)	Ps.	7,216,966
Comprehensive income:
Consolidated net income	—	—	133,816	—	—	133,816
Cumulative effect of restatement	—	—	—	(7,942)	—	(7,942)
Total comprehensive income	125,874
BALANCES AT DECEMBER 31, 2000	2,017,989	6,530,114	813,395	(1,308,179)	(710,479)	7,342,840
Comprehensive loss:
Consolidated net loss	—	—	(163,925)	—	—	(163,925)
Cumulative effect of restatement	—	—	—	(5,618)	—	(5,618)
Additional liability for employee benefit obligations	—	—	—	(20,611)	—	(20,611)
Total comprehensive loss	(190,154)
BALANCES AT DECEMBER 31, 2001	2,017,989	6,530,114	649,470	(1,334,408)	(710,479)	7,152,686
Comprehensive income:
Consolidated net income	—	—	26,894	—	—	26,894
Cumulative effect of restatement	—	—	—	(6,615)	—	(6,615)
Additional liability for employee benefit obligations	—	—	—	(434)	—	(434)
Total comprehensive income	19,845
BALANCES AT DECEMBER 31, 2002	Ps.	2,017,989	Ps.	6,530,114	Ps.	676,364	Ps.	(1,341,457)	Ps.	(710,479)	Ps.	7,172,531

The accompanying notes are part of these consolidated financial statements.

MEXICANA DE CANANEA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
EXPRESSED IN CONSTANT MEXICAN PESOS
AS OF DECEMBER 31, 2002
(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($))

Convenience Translation (Note 2) 2002	2002	2001	2000
OPERATING ACTIVITIES:
Consolidated net income (loss)	$2,608	Ps.	26,894	Ps.	(163,925)	Ps.	133,816
Items that did not require (generate) resources-
Provision for voluntary retirement, pension, seniority Premiums and medical services	2,324	23,969	4,592	20,826
Depreciation	29,337	302,539	282,018	295,357
Amortization and depletion of deferred charges	10,644	109,770	66,546	12,546
Loss (gain) on sale of property, plant and equipment	(14)	(144)	19,586	5,621
Deferred income taxes	(5,638)	(58,147)	(10,551)	80,263
39,261	404,881	198,266	548,429

Changes in current assets and liabilities:
(Increase) decrease in assets-
Notes and accounts receivable	(16,320)	(168,297)	19,032	294,327
Inventories	1,299	13,398	9,531	12,795
Increase (decrease) in liabilities-
Accounts payable and accrued liabilities	33,218	342,560	169,892	237,496
Due to affiliated companies	3,765	38,820	131,515	(9,382)
Taxes payable	329	3,391	(3,338)	(58,846)
Net resources generated by operating activities.	61,552	634,753	524,898	1,024,819

FINANCING ACTIVITIES:
Cash retained in collateral account	1,345	13,869	(13,869)	—
Due to Mexicana de Cobre, S.A. de C.V.	—	—	305,770	—
Net resources generated by financing activities	1,345	13,869	291,901	—

INVESTING ACTIVITIES:
Additions to property and equipment	(7,423)	(47,961)	(315,424)	(550,911)
Proceeds from sale of property and equipment	23	236	17,758	28,814
Net increase in deferred charges	(46,238)	(476,835)	(504,908)	(507,687)
Net resources used in investing activities	(50,867)	(524,560)	(802,574)	(1,029,784)

Increase (decrease) in cash and temporary investments	12,030	124,062	14,228	(4,965)
Cash and temporary investments at beginning of year	1,814	18,713	4,485	9,450
Cash and temporary investments at end of year	$13,844	Ps.	142,775	Ps.	18,713	Ps.	4,485

The accompanying notes are part of these consolidated financial statements.

MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
EXPRESSED IN CONSTANT MEXICAN PESOS
AS OF DECEMBER 31, 2002
(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($), except per share data)

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT EVENTS:

Mexicana de Cananea, S.A. de C.V. and Subsidiaries (collectively the “Company”) is a 98.49% owned subsidiary of Grupo Minero México, S.A. de C.V. (“GMM”). The Company is engaged primarily in the business of exploring, mining and processing copper.

Impact of metal prices on the Company’s operation

During 2002, the Company continued to implement different measures at its mining operations to counteract unfavorable conditions in the metals market. Economic growth in the U.S. and other countries worldwide did not meet expectations. Metals prices, especially copper, remained at their lowest levels in years and were subject to a high degree of volatility despite sustained demand from China. After dropping in 2001, in 2002, the average market price of copper fell by an additional 1.2%  over the prior year. The Company consolidated operating and administrative activities by closing down or reducing certain operations, selling off excess assets, and suspending certain purchases from third parties as deemed necessary. The workforce has also been reduced and programs have been implemented to increase productivity.

Renegotiation of GMM’s long-term debt and compliance with restrictions

Under pressure due to low metals prices and the resulting drop in liquidity during the past few years, GMM was obligated to restructure its debt as a result of its failure to make scheduled payments and its noncompliance with certain financial covenants required by its debt agreements. In April 2003, GMM successfully restructured its indebtedness with a number of institutional investors, banking institutions and agencies. This restructuring has resulted in greater financial and operating flexibility and allows GMM’s management to focus on increasing the productivity and profitability of mining-metallurgical units, despite the adverse market conditions currently faced by the industry. GMM now has a better financial structure to allow improvement of its daily transactions to offset the current cycle of low metal prices.

The restructuring of indebtedness by GMM in the amount of U.S.$880.9 million with respect to the holders of its subsidiaries’ secured export notes and to the banking syndicate headed by Bank of America occurred on April 29, 2003 with the signing of definitive documentation.. This restructuring process consisted of:

a.               The modification of interest rates, guarantees and loan payment periods;

b.              The contribution of new capital of U.S.$110 million by Grupo México, S.A. de C.V. (“GMEXICO”) and Americas Mining Company, Inc. (“AMC”) to GMM, that was received on April 29, 2003, supporting the Company’s mining operations, and;

c.               The release of funds that were generated by export sales retained as collateral by the holders of “Secured Export Notes”, which are shown on the accompanying balance sheet under the heading of “Cash retained in collateral accounts”.

In addition, as a result of the restructuring, Mexicana de Cananea, S.A. de C.V. is a guarantor of substantially all of GMM’s financial indebtedness.

Capitalization of leachable material

From 1999 to 2001, the Company conducted major drilling studies and metallurgic testing to better locate copper deposits and also to obtain greater yields.  According to these studies, the Company determined that its mine has large quantities of material known as chalcocite, which render benefits when processed through the hydrometallurgic process know as leaching.  In order to begin exploiting such leachable materials, during 2001, the Company accumulated large quantities of leachable material in sites known as leaching dumps, from which copper is extracted through a process of irrigation, filtering and electrolysis.  According to these studies, copper can also be recovered through the leaching process over approximately five to eight years.  The amortization of the costs incurred in processing the leachable material, which are capitalized once such materials are removed from the mine, is based on the actual depletion of each of the leaching dumps.  As of December 31, 2002 and 2001, the gross amount capitalized for this activity was Ps.919,126 and Ps.532,020, respectively.  Prior to 2001, such leachable materials were considered to be waste materials and therefore figured into the determination of stripping ratios, which are used to determine capitalized stripping costs.  The implementation of processing leachable materials in 2001 resulted in a net reduction in cost of sales as recorded in the statements of operations of Ps.141,316 in 2002 and  Ps.169,080 in 2001, as compared to what such amounts would have been if the Company did not implement such procedures.

2. BASIS OF PRESENTATION:

The accompanying consolidated financial statements of the Company are prepared in accordance with the accounting principles generally accepted in Mexico (“Mexican GAAP”), which differ in certain significant respects from those applicable in the United States of America (“U.S. GAAP”). A description of these differences and their effects on net income (loss) and stockholders equity is set forth in Note 16 (as restated).

The preparation of the financial statements in conformity with Mexican GAAP, along with the reconciliation to U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. While these estimates and assumptions are based on management’s best knowledge of current events, actual results may differ.

The financial statements are stated in Mexican pesos. The translation of Mexican pesos into U.S. dollars is included solely for the convenience of the reader, using the exchange rate published by Banco de México as of December 31, 2002 of Ps.10.3125 to U.S. $1.00. The convenience translations should not be construed as a representation that the Mexican peso amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

3. BASIS OF CONSOLIDATION:

The accompanying consolidated financial statements include the financial statements of Mexcananea and the following subsidiary companies.  All significant intercompany balances and transaction have been eliminated in the consolidation.

Percentage of Ownership as of December 31, 2002

Hospital del Ronquillo, S. de R.L. de C.V	100.00%
Proyecciones Urbanísticas, S. de R.L. de C.V.	100.00%
Minera Cumobabi, S.A. de C.V.	99.99%

4. SIGNIFICANT ACCOUNTING POLICIES:

Effects of in accounting principles adopted during the periods presented

Effective January 1, 2001, the Company adopted Bulletin C-2, “Financial Instruments”.  This Bulletin establishes the methodology for valuing and recording financial instruments and requires recognition of certain financial instruments on the balance sheet as either assets or liabilities at fair values, affecting the results of the period for any valuation adjustments of such instruments.

Recognition of the effects of inflation in the financial statements

The Company restates all of its financial statements in terms of the purchasing power of the Mexican pesos as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. Consequently, all financial statement amounts are comparable, both for the current and the prior year, since all are stated in terms of Mexican pesos of the same purchasing power. Accordingly, the financial statements of the prior year have been restated in terms of Mexican pesos of the latest period and their amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding year.

The factors used to restate the 2001 and 2000 financial statements in terms of the purchasing power of the Mexican currency as of December 31, 2002 are 1.057 and 1.1035, respectively.

The consolidated financial statements have been restated as follows:

•                                          Balance sheets:

Primary metal inventories are stated at current international metal market quotations at year-end, less the restated cost of completing the processing cycle to obtain the finished product.  Other inventory items are stated at their replacement cost through the application of production cost, without exceeding their net realizable value.

Property and equipment are restated by applying a factor derived from the NCPI. Depreciation of restated assets is calculated based on the estimated useful life of each asset using the straight-line method.

The investment in shares of associated companies is accounted for under the equity method, based on the Mexican GAAP financial statements of such companies, restated by a factor derived from the NCPI.

Stockholders’ equity and other nonmonetary items are restated using a factor derived from the NCPI cumulative from the date of contribution or generation.

•                                          Statements of operations:

Revenues and expenses that are associated with a monetary item (cash, trade receivables, liabilities, etc.) are restated from the month in which they arise through year-end, based on factors derived from the NCPI.

Cost of sales of primary metals and other inventories is restated based on the replacement cost of products consumed, and restated through year-end based on factors derived from the month in which they arise through year-end.

Depreciation is calculated based on the estimated useful lives of the NCPI restated assets. Depreciation is commenced when the related assets are placed in service.

The gain or loss on monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is  determined by applying to net monetary assets or liabilities at the beginning of each month, the factor of inflation derived from the NCPI and is restated through year end with the corresponding factor. Gains arise from maintaining an average net monetary liability position.

•                                          In the other financial statements:

The statements of changes in financial position presents the changes in constant Mexican pesos, according to the financial position at prior year-end, restated to Mexican pesos of the most recent year end.

The gain or loss resulting from inflation presented in the statement of changes in stockholders’ equity is comprised mainly of the income or loss resulting from holding nonmonetary assets, which represents the change in the specific price level of these assets and its effect on results of operations compared to the change in the NCPI.

Temporary investments

Temporary investments are primarily short-term investment funds and bank deposits, which are valued at market.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Assets are determined impaired when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset.  The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value.  No impairment charges were recorded during the years ended December 31, 2002, 2001 and 2000.

Deferred charges

•                                          Stripping costs

Stripping costs are costs associated with the removal of waste materials after production has commenced. Over the life of the mine, stripping costs are deferred in periods when the actual ratio of waste materials to mineral ore extracted is above the life-of-mine stripping ratio, which represents the Company’s estimate of the total amount of waste to be incurred divided by the estimated total proven and probable reserves.  In periods when the actual mine stripping ratio is below the life-of-mine stripping ratio, the Company reduces the net capitalized mine stripping asset proportionally with a charge to amortization expense.  In addition, deferred mine stripping costs are amortized using the units of production method based on proven and probable ore reserves.  Copper resources contained in piles of lixiviable  materials that have been extracted from the mines are not included in the determination of units of production amortization.

The Company’s policy results in the smoothing of stripping costs over the life of the mine and, in view of the Company, better facilitates the matching of mine production costs over the life of the mine with the mine’s revenues.

When there is a significant change to established mineral reserves, the estimated level of stripping costs is adjusted to reflect this change.

•                                          Leachable material

The Company capitalizes the cost of materials with low copper content extracted during the mining process which are accumulated in areas known as leaching dumps.  The amortization of the capitalized cost is determined based on the actual depletion of each of the leaching dumps, which averages  from 5 to 8 years.

•                                          Mine development costs

Exploration costs incurred before the start of operations of a site are expensed as incurred, except for expenditures on specific properties where the presence of proven and probable mineral resources have been confirmed, in which case, the expenditures are capitalized as mine development costs.  Mine development costs are amortized on a straight-line basis over the estimated useful lives of the corresponding proven ore reserves.

•                                          Capitalization of overhaul

Regular maintenance and repairs are expensed as incurred. The cost of an engine overhaul is capitalized and amortized over a term ranging between two and four years, depending on the type of overhaul.

Hedging activities

Derivative instruments may be used to manage exposure to market risk from changes in commodity prices (metal and energy products), interest rates or the value of the Company’s assets and liabilities. Derivative instruments, which are designated as hedges, must be deemed effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract.

The Company’s derivative transactions are restricted to risk control, and as of December 31, 2002 and 2001 there are no outstanding hedging derivatives. The Company does not maintain or issue financial instruments for speculative purposes. Decisions with respect to each transaction and to the overall hedging policies are made by an Executive Risk Committee. The objective of this committee, which is currently comprised of the Chairman of the Board of Directors, the Director of Management and Finance and the Assistant Director of Risk Management, is to ensure that the risks and benefits have been appropriately assessed.

The Company may enter into swap and option transactions or a combination of both to reduce the risk of purchase or sales price fluctuations. For instance, for the purpose of protecting metal prices, the Company may purchase put options or create synthetic put options to reduce or eliminate the risk of metal price declines below the option strike price on a portion of its anticipated future production. The cost of the options is amortized using the straight-line method over the period in which the options can be exercised. Gains or losses deriving from the sale or exercise of the options, after deducting the acquisition expenses not amortized, are recognized in the results of the period in which the guaranteed production or inputs are, respectively, sold or purchased.  The Company also uses futures contracts for hedging the effect of changes in the prices relative to a portion of the assets that are sold or purchased.

Gains or losses that result from these transactions are deferred through their realization date. As a result, derivative instruments held by the Company are closely related with the prices and amounts of real asset positions, and the notional amounts and expiration dates of the derivative instruments cannot exceed those of the actual underlying transactions. Under these circumstances, for accounting purposes, derivatives are classified as hedging transactions.

Swap and futures agreements

Swap and futures agreements are used primarily to fix the price of fuel consumption for a determined period or to limit the cost of debt contracted at floating interest rates.

Interest rate swaps are used to limit the effect of interest rate increases on any floating rate debt. The differential to be paid or received as interest rates change is recorded in interest expense in the statement of income. Fuel swaps limit the effect of the increases in fuel prices. The differential paid or received as changes in the price of fuel occur is recorded as part of cost of sales.  Foreign currency swaps limit the effect of exchange rate changes on future cash flow obligations denominated in foreign currencies. The differential to be paid or received as exchange rates change is included as part of the cost of the asset for which the swap was obtained.  As of December 31, 2002 and 2001, there were no outstanding swap or future agreements.

Employee benefit obligations

In accordance with Mexican Labor Law and the Company’s collective bargaining agreements, a liability results from voluntary separations of employees who have worked for a company for a required number of years. In addition, in accordance with the Federal Labor Law, companies have obligations resulting from indemnities and seniority premiums payable to employees terminated under certain circumstances.

The Company records the liabilities from seniority premiums as they accrue, in accordance with actuarial computations based on the projected unit credit method, using real interest rates.

The Company provides medical and hospital services to all active and retired unionized employees and the members of their families through a subsidiary (Hospital del Ronquillo, S. de R.L. de C.V.). Mexcananea recorded the liability for post-retirement medical benefits in accordance with actuarial calculations based on the projected unit credit method, using real interest rates.

When there is a significant reduction in personnel due to the restructuring of the labor force or the closing of a plant, the corresponding indemnity costs, net of the corresponding reduction in the projected benefit obligation and the related items to be amortized, are charged to results.

Accordingly, a liability is being accrued, which at present value will cover the obligation for benefits projected to the estimated retirement date of the Company’s employees.  Indemnity payments are charged to results in the period in which they are made.

The Company plan assets related to voluntary separations and seniority premiums consist of investments in Mexican government treasury certificates (40%) and various equity securities of large Mexican companies (60%).  The market value of securities of Mexican companies is to varying degrees volatile and may be affected by economic and market conditions in other emerging market countries.

Income tax, tax on assets and employee profit sharing

The Company determines and records its income tax, tax on assets and employee profit sharing in accordance with the tax legislation and revised Bulletin D-4, “Tratamiento Contable del Impuesto sobre la Renta, del Impuesto al Activo y la Participación de los Trabajadores en las Utilidades” (Accounting for Income Tax, Tax on Assets and Employee Profit Sharing), which requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

The balance of deferred income tax and deferred tax on assets is determined using the liability method, which takes into account all temporary differences between the accounting and tax bases of assets and liabilities.  Deferred employee profit sharing is calculated considering only those temporary differences that arise from the reconciliation between the accounting (loss) income for the year and the basis for employee profit sharing that are expected to reverse within a defined period.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived.  The balance is classified as a non-current, regardless of when the temporary differences are expected to reverse.

The deferred tax provision for the year to be included in the results of operations is determined by comparing the deferred tax balance at end of the year to the balance at the beginning of the year, excluding from both balances any temporary differences that are recorded directly in stockholders’ equity.  The deferred taxes related to such temporary differences are recorded in the same stockholder’s equity account.  The initial effect of the application of this new bulletin as of January 1, 2000 was recorded in stockholder’s equity in the initial effect of deferred income taxes account.

Revenue recognition

Most of the Company’s copper is sold as refined metal under annual contracts or on a spot sale basis. The balance of the Company’s copper production is sold in the form of concentrates under contracts with terms of one to three years.

Revenue from sales of copper concentrate is recorded in the month the product is delivered to customers based on prices determined in accordance with terms of the related sales contracts.  For those sales of copper  products wherein customers are given the option to select a monthly average provided by the London Metal Exchange (“LME”) or the Commodity Exchange, Inc. (“COMEX”) price ranging between one and three months subsequent to shipment, revenue is recorded at a provisional price at the time of shipment, based on LME or COMEX spot prices for copper sales.  The provisionally priced sales are adjusted to reflect spot prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract.

Net comprehensive financing cost (income)

The net comprehensive financing cost (income) includes all financial revenues and expenses, such as interest, exchange gains or losses and gains or losses on monetary position as earned or incurred.

Transactions in currencies other than the Mexican peso are recorded at the exchange rate as of the date of the transaction, and the assets and liabilities in foreign currency are adjusted to the exchange rate as of the most recent year-end, affecting income as part of the integral result of financing.

Earnings (loss) per share

Earnings (loss) per share have been computed for each period by dividing income (loss) of the majority interest, by the weighted average number of shares outstanding.

Comprehensive income (loss)

Comprehensive income (loss) is comprised of the consolidated net income (loss) for the period plus any gains or losses that according to specific regulations are presented directly in stockholders’ equity, such as the gain or loss from holding nonmonetary assets and the additional liability for employee benefit obligations.

5. CASH AND TEMPORARY INVESTMENTS:

Cash and temporary investments are comprised as follows:

	2002		2001

Cash	Ps.	142,775	Ps.	6,453
Temporary investments	—		12,260
	Ps.	142,775	Ps.	18,713

6. INVENTORIES:

Inventories were as follows:

	2002		2001

Materials and supplies	Ps.	306,220	Ps.	356,092
Finished cathodes	12,352		2,366
Blister copper in process	567		497
Merchandise in transit	11,351		3,425
Advances to suppliers	10,678		10,841
	341,168		373,221

Less- Allowance for obsolescence	(27,159)		(33,243)
	Ps.	314,009	Ps.	339,978

7. PROPERTY, PLANT AND EQUIPMENT:

Property and equipment were as follows:

	2002		2001

Processing equipment	Ps.	5,215,229	Ps.	5,001,810
Mobile equipment	3,722,074		3,746,212
Buildings and improvements	2,751,393		2,695,750
Infrastructure	568,846		593,981
Automobiles and trucks	89,003		92,392
	12,346,545		12,130,145
Less- Accumulated depreciation	(5,627,147)		(5,254,585)
	6,719,398		6,876,560
Construction-in-progress	269,851		362,827
Land	196,406		196,404

Ps.

7,185,655

Ps.

7,434,791

The average annual depreciation rates were as follows:

	2002	2001	2000

Processing equipment	4.73%	2.98%	3.13%
Mobile equipment	3.83%	4.37%	4.47%
Building and improvements	3.15%	2.11%	2.12%
Infrastructure	2.25%	2.23%	2.28%
Automobiles and trucks	6.51%	6.69%	7.15%

8. DEFERRED CHARGES:

Deferred charges were as follows:

	2002		2001

Stripping costs	Ps.	671,307	Ps.	578,279
Lixiviable material	919,126		532,020
Mine development costs	181,499		198,984
Intangible asset arising from employee benefits	40,686		46,412
Preoperating expenses	6,135		18,565
	1,818,753		1,374,260

Less- Accumulated amortization and depletion	(165,902)		(82,723)

Ps.

1,652,851

Ps.

1,291,537

During the years ended December 31, 2002, 2001 and 2000, the application of deferred stripping accounting resulted in a decrease in cost of sales reported in the statements of operations of Ps.70,575, Ps.103,969, and Ps.450,497, respectively. Deferred stripping costs will not be fully amortized until the cessation of operations of the mines currently operated by the Company.

Based on the amortization costs incurred in the most recent three years related to the intangibe assets subject to amortization, the Company estimates that amortization costs for such intangible assets will amount to Ps. 63,000 in each of the following five years.

9. EMPLOYEE RETIREMENT BENEFITS:

The employee benefit obligation relates to voluntary retirements, seniority premiums and medical services at retirement.  The amount resulting from the actuarial calculations prepared by external actuaries is being funded using the projected unit credit method.  Below is a breakdown of this obligation as of December 31, 2002 and 2001:

	2002						2001
	Seniority Premiums Reserve		Postretirement Medical Services		Total		Seniority Premiums Reserve		Postretirement Medical Services		Total

Projected benefit obligation (PBO)	Ps.	121,093	Ps.	499,082	Ps.	620,175	Ps.	121,580	Ps.	491,133	Ps.	612,713
Unamortized transition liability	(6,100)		(294,719)		(300,819)		(7,066)		(309,455)		(316,521)
Past service cost to be amortized	(34,610)		—		(34,610)		(39,344)		—		(39,344)
Variances in assumptions	(23,384)		(115,027)		(138,411)		(23,750)		(116,023)		(139,773)
Additional liability	61,731		—		61,731		67,023		—		67,023
Net projected liability	Ps.	118,730	Ps.	89,336	Ps.	208,066	Ps.	118,443	Ps.	65,655	Ps.	184,098

As of December 31, 2002 and 2001, the established reserve for voluntary retirement and seniority premiums amounted to Ps.173,780 and Ps.150,293, respectively, and exceeds the accumulated benefit obligation (equivalent to the PBO without projecting the salaries to the date of retirement)  by Ps.390 and Ps.27, respectively.

The cost of employee benefits for each year were as follows:

	2002						2001						2000
	Seniority Premiums Reserve		Postretirement Medical Services		Total		Seniority Premiums Reserve		Postretirement Medical Services		Total		Seniority Premiums Reserve		Postretirement Medical Services		Total

Service cost for the year	Ps.	7,737	Ps.	4,702	Ps.	12,439	Ps.	6,869	Ps.	3,890	Ps.	10,759	Ps.	6,459	Ps.	4,050	Ps.	10,509
Amortization of transition liability	966		14,736		15,702		966		14,736		15,702		966		14,736		15,702
Amortization of past service cost	4,735		—		4,735		4,735		—		4,735		4,735		—		4,735
Amortization of variances in assumptions	1,077		3,346		4,423		(7)		—		(7)		—		—		—
Financial cost for the year	3,391		23,646		27,037		3,016		19,802		22,818		2,783		19,280		22,063
Effect for employee reduction	(270)		—		(270)		—		—		—		—		—		—
Net cost for the year	Ps.	17,636	Ps.	46,430	Ps.	64,066	Ps.	15,579	Ps.	38,428	Ps.	54,007	Ps.	14,943	Ps.	38,066	Ps.	53,009

The real interest rates used in the actuarial projections are:

	2002		2001		2000
	Seniority Premiums Reserve	Postretirement Medical Services	Seniority Premiums Reserve	Postretirement Medical Services	Seniority Premiums Reserve	Postretirement Medical Services

Interest rate	5.00%	5.00%	5.00%	5.00%	5.0%	5.0%
Salary increase rate	1.50%	—	1.50%	—	1.50%	—
Medical expense increase rate	—	1.30%	—	1.30%	—	1.30%

The changes in projected benefit obligation were as follows:

	2002						2001
	Seniority Premiums Reserve		Postretirement Medical Services		Total		Seniority Premiums Reserve		Postretirement Medical Services		Total

Beginning balance	Ps.	51,420	Ps.	65,655	Ps.	117,075	Ps.	48,304	Ps.	59,643	Ps.	107,947
Provision for the year	17,636		46,430		64,066		15,579		38,428		54,007
Payments	(12,057)		(22,749)		(34,806)		(12,463)		(32,416)		(44,879)
Subtotal	56,999		89,336		146,335		51,420		65,655		117,075

Additional liability-
Charge to capital	21,045		—		21,045		20,611		—		20,611
Deferred charges	40,686		—		40,686		46,412		—		46,412
Ending balance	Ps.	118,730	Ps.	89,336	Ps.	208,066	Ps.	118,443	Ps.	65,655	Ps.	184,098

The amortization period for unamortized items is as follows:

	Remaining Years
	Non-Unionized Employees	Unionized Employees	Medical Services

Transition liability	12.68	6.31	20.00
Past services costs	—	7.31	—
Changes in assumptions	14.20	9.20	20.00

10. STOCKHOLDERS’ EQUITY:

Capital stock

At December 31, 2002 and 2001, the capital stock consisted of 201,798,896 common shares fully subscribed and paid with a par value of ten Mexican pesos each, of which 171,005,65 shares correspond to Series “A” and 30,793,831 shares correspond to Series “B”.  The fixed minimum capital shares consist of 10,000 fixed common nominatives shares, of which 7,880 shares are Series “A” and 2,120 are Series “B”.

Stockholders’ equity, except for restated paid-in capital and tax retained earnings, will be subject a 35% dividend tax. Beginning January 1, 2003, such rate will be reduced by one percentage point each year until reaching 32% in 2005. Any income taxes paid on such distribution on or after January 1, 2002, may be credited against future income tax payable by the Company in the three fiscal years following the fiscal year of such payment.

Based on the 2003 tax reform, tax paid on the distribution of stockholders’ equity, as discussed in the preceding paragraph, can only be credited against income tax for the year in which taxes are paid on dividends, and in the immediately following two fiscal years.

Retained earnings

As of 2002, the withholding tax on dividends is eliminated.  In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends.  Consequently, the Company must keep a record of earnings subject to each tax rate.  As of December 31, 2002, earnings for which corporate taxes have been paid amounted to approximately Ps.2,031,547.

The annual net income of the Company and each subsidiary is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of capital stock.  At December 31, 2002 and 2001, the nominal amount of this reserve amounted to Ps.57,976 and is included in retained earnings.  This reserve may not be distributed to the stockholders during the existence of the Company, except in the form of stock dividends.

11. FOREIGN CURRENCY POSITION AND TRANSACTIONS:

The consolidated foreign currency position, excluding inventories of primary metals, as of December 31, 2002 and 2001, expressed in thousands of U.S. dollars, was as follows:

	2002		2001

Current assets	$107,326		$7,899
Current liabilities	(151,454)		(84,909)
Net foreign currency liability position	$(44,128)		$(77,010)

Equivalent in Mexican pesos	Ps.	(455,070)	Ps.	(794,166)

The main transactions during 2002, 2001 and 2000 in a foreign currency, not including transactions within the group, since they were eliminated in consolidation, expressed in thousands of U.S. dollars, were as follows:

	2002	2001	2000

Sales	$236,405	$187,107	$55,670
Import of fixed assets and materials	$30,396	$38,645	$86,531
Interest expense	$31	$29	$33
Interest income	$23	$580	$75
Technical assistance expense	$—	$708	$787
Administrative services	$—	$264	$—

Sales prices of almost all of the Company’s products are determined by international market quotations in U.S. dollars.

At December 31, 2002, 2001 and 2000, the Mexican peso/U.S. dollar exchange rates were Ps.10.3125, Ps.9.1692, and Ps.9.5997, respectively, and the average rate during 2002 was Ps.9.6589 per U.S. dollar.

As of June 13, 2003, the date on which these financial statements were issued, the unaudited foreign exchange position was similar to that at December 31, 2002, and the exchange rate was Ps.10.5775 Mexican pesos per U.S. dollar.

12. BALANCES AND TRANSACTION WITH RELATED PARTIES:

Balances with the Company’s holding companies and affiliated companies that are under common control of Grupo Mexico, S.A. de C.V. (parent company of GMM) are as follows:

	2002		2001
Accounts receivable-
Grupo México, S.A. de C.V.	Ps.	28,748	Ps.	—
Industrial Minera México, S.A. de C.V.	17,692		—
Grupo Minero México, S.A. de C.V.	15,510		—
Asarco, Inc. (affiliated company)	11,813		11,315
Servicios de Apoyo Administrativo, S.A. de C.V.	3,789		—
Minera Mexico Internacional, Inc.	3,619		21,823
Minerales Metálicos del Norte, S.A. de C.V.	175		—
Southern Peru Cooper, Corporation	16		17
Minera México, S.A. de C.V.	—		23,999
	Ps.	81,362	Ps.	57,154
Accounts payable-
Mexicana de Cobre, S.A. de C.V.	Ps.	428,695	Ps.	410,093
Ferrocarril Mexicano, S.A. de C.V.	26,482		19,604
México Transportes Aéreos, S.A. de C.V.	25,780		9,495
Servicios de Apoyo Administrativo, S.A. de C.V. (affiliated company)	—		2,991
Western Copper Suppliers, Inc. (affiliated company)	640		484
Industrial Minera México, S.A. de C.V. (affiliated company)	—		101
Other	—		9

Ps.

481,597

Ps.

442,777

The most significant transactions with related parties were as follows:

	2002		2001		2000
Revenues-
Sales	Ps.	1,088,406	Ps.	1,078,656	Ps.	1,021,056
Rent and other services	Ps.	1,089	Ps.	3,781	Ps.	1,202
Administrative services	Ps.	4,164	Ps.	1,038	Ps.	4,595
Expenses-
Purchases of goods other than fixed assets

Ps.

301,547

Ps.

177,850

Ps.

332,757

Rent and other services

Ps.

83,791

Ps.

20,828

Ps.

92,463

Administrative services	Ps.	66,727	Ps.	61,951	Ps.	73,633
Freight	Ps.	34,921	Ps.	29,247	Ps.	38,535
Commissions	Ps.	1,440	Ps.	2,665	Ps.	1,589
Interest	Ps.	—	Ps.	38,796	Ps.	—

13. TAX ENVIRONMENT:

Income and asset tax regulations

The principal items which affect the determination of taxable income are the differences between purchases and cost of sales, and recognition of the effects of inflation on depreciation, monetary assets and liabilities through the inflationary component, which differs for book and tax purposes.

Through December 31, 2001, the relevant Mexican income tax (“ISR”) rate was 35% with the obligation to pay 30% currently and the option of deferring payment of the remaining 5% until profits are distributed.  The new tax law enacted January 1, 2002, eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until reaching 32% in 2005.  The deduction for employee statutory profit-sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents was also eliminated.

The relevant Mexican asset tax (“IMPAC”) is calculated by applying 1.8% to the Company’s asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

Income taxes, asset taxes and employee profit sharing have been determined on the basis of the taxable income of each individual company. The tax returns of the Company and its subsidiaries has been consolidated and filed at the level of the parent company of GMM, Minera México, S.A. de C.V. ( “MM”). Each year the Company and each of its subsidiaries pay to MM the amount of tax, if any, it would have paid had it filed a separate tax return. In the event MM reduces its consolidated tax liability through the use of tax loss carryforwards or other tax benefits of the Company or any of its subsidiaries, MM is obligated to reimburse the Company or such subsidiary for such tax benefit at the time that it otherwise would have reduced the tax payable by the Company or such subsidiary.

The income for purposes of PTU does not consider the inflationary component or the unrealized exchange gains or losses.  Depreciation is based on historical rather than restated values. The PTU rate is 10% of income for PTU purposes.

Provision for income taxes

The income tax is as follows:

	2002		2001		2000

Current	Ps.	4,359	Ps.	—	Ps.	19,404
Deferred	(12,429)		(10,551)		80,262
	(8,070)		(10,551)		99,666
Effect of change in statutory tax rate on deferred ISR	(45,718)		—		—
	Ps.	(53,788)	Ps.	(10,551)	Ps.	99,666

In accordance with Mexican GAAP, the following items represent the principal differences between Mexican income tax computed at the statutory tax rate and the Company’s provision for income tax in each year.

	2002			2001			2000
Income taxes at statutory rate without unusual item	Ps.	(9,413)	35.0%	Ps.	(61,066)	35.0%	Ps.	81,719	35.0%
Increase (decrease) due to:
Results from monetary position	(19,608)		72.9%	(6,765)		3.9%	(4,833)		(2.0)%
Inflationary component, net	20,413		(75.9)%	12,532		(7.2)%	5,573		2.4%
Non-deductible items	538		(2.0)%	18,538		(10.6)%	23,403		10.0%
Effect of deferred ISR from the tax rate reduction	(45,718)		170.0%	—		—	—		—
Other	—		—	26,208		(15.1)%	(6,196)		(2.7)%
Tax at effective tax rate	Ps.	(53,788)	200.0%	Ps.	(10,551)	6.0%	Ps.	99,666	42.7%

Deferred taxes

The tax effect of the temporary differences that generated a deferred tax liability in accordance with Bulletin D-4 is as follows:

	2002						2001
	Mexcananea		Subsidiaries		Total		Mexcananea		Subsidiaries		Total

Trade	Ps.	(452)	Ps.	(99)	Ps.	(551)	Ps.	(544)	Ps.	(72)	Ps.	(616)
Inventories	97,264		305		97,569		119,197		241		119,438
Prepaid expenses	4		—		4		—		—		—
Property, plant and equipment	991,434		71,950		1,063,384		1,153,930		72,401		1,226,331
Deferred charges	522,818		—		522,818		435,729		—		435,729
Accounts payable and accrued liabilities	(102,589)		—		(102,589)		(111,041)		—		(111,041)
Affiliated companies	(7,267)		—		(7,267)		—		—		—
Pension, seniority premium reserve and medical service liabilities	(53,414)		(161)		(53,575)		(40,840)		(149)		(40,989)
Tax loss carryforwards	(1,139,462)		(9,651)		(1,149,113)		(1,185,911)		(7,125)		(1,193,036)
Recoverable asset taxes	(411,351)		(55)		(411,406)		(411,220)		(54)		(411,274)
	(103,015)		62,289		(40,726)		(40,700)		65,242		24,542
Valuation allowance for tax loss carryforwards and recoverable asset taxes	741,458		2,699		744,157		742,807		—		742,807
Total	Ps.	638,443	Ps.	64,988	Ps.	703,431	Ps.	702,107	Ps.	65,242	Ps.	767,349

At December 31, 2002, the Company had tax loss carryforwards pending amortization and recoverable asset taxes of Ps.1,210,052 and Ps.320,639, respectively, that the Company’s management believes do not have a high probability of being realized. Accordingly, a valuation allowance of Ps.744,157 has been recorded.

Tax loss carryforwards and recoverable asset taxes

At December 31, 2002, the Company has tax loss carryforwards for income tax purposes and recoverable asset taxes which will be indexed for inflation through the year in which they are applied or recovered, in the following restated amounts:

Expiration Date	Tax Loss Carryforwards		Recoverable Asset Taxes

2003	Ps.	1,271	Ps.	102,345
2004	1,439,354		63,312
2005	3,060		124,990
2006	3,585		25,710
2007	292,585		21
2008	667,896		4,300
2009	916,230		65,003
2010	4,393		25,725
2011	1,748		—
	Ps.	3,330,122	Ps.	411,406

14. GUARANTEES GRANTED:

The Company, is guarantor of its holding company, GMM, with respect to GMM’s Secured Export Notes (with an initial aggregate outstanding amount of $600 million) and GMM’s Series A Guaranteed Senior Notes and Series B Guaranteed Senior Notes. According to the terms of the restructuring, the proceeds of the Company’s export sales are pledged as collateral.  Such proceeds must be deposited in a collateral account with the agent bank (The Chase Manhattan Bank). The Company may immediately make use of these proceeds provided that there is no event of default.  In addition, in the event of default, the Company shall maintain a bank account guaranteeing payment of principal and interest during the three months following the time that the collateral collection accounts are used to service debt.

The Company is also guarantor of GMM’s obligations with respect to the following indebtedness:

•                                          Syndicated loans with Bank of America for $130 and $82.4 million granted on October 6, 1998 and February 6, 2001, respectively. Also the loan letters established with the same bank on June 9, 2000 are guaranteed.

•                                          Equipment loan with the Export Development Corporation for $49.9 million granted on November 18, 1996.

•                                          Equipment loan with the Export Development Corporation for $75 million granted on June 15, 1998.

•                                          Current account loan with the Banco Nacional de Comercio Exterior, S.N.C. for $50 million granted on August 10, 2001.

•                                          Export loan with Société Genérale on August 11, 1996 for $21.3 million

•                                          Loan agreement with The Bank of Nova Scotia for $100 million granted on August 30, 2001.

15. CONTINGENCIES:

The Company is involved in various legal proceedings incidental to its operations, but it does not believe that the final resolution of any such proceedings will, individually or in the aggregate, have a material adverse effect on its financial position, results of operations or cash flows.

16. DIFFERENCES BETWEEN MEXICAN AND U.S. GAAP:

The consolidated financial statements of the Company are presented on the basis of Mexican GAAP. Certain accounting practices applied by the Company that conform with Mexican GAAP do not conform with U.S. GAAP.

This note presents a reconciliation of net income (loss) and total stockholders’ equity as presented under Mexican GAAP to U.S. GAAP. However, this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements to recognize the effects of inflation as required under Mexican GAAP Bulletin B-10, “Recognition of the Effects of Inflation in the Financial Information”, as amended. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The additional principal differences between Mexican GAAP and U.S. GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income (loss) and total stockholders’ equity.

Restatement

Subsequent to the issuance of the Company’s 2001 financial statements, management determined that push-down accounting adjustments related to the Company´s acquisition by GMM had not been properly reported in the Company’s U.S. GAAP financial information.  Push-down accounting is not required under Mexican GAAP.  As a result, the following U.S. GAAP  financial information has been restated from the amounts previously reported to reflect such push-down accounting adjustments:

	2001				2000				1999
	As Previously Reported		As Restated		As Previously Reported		As Restated		As Previously Reported		As Restated

At December 31:
Total assets	Ps.	9,215,162	Ps.	9,346,578	Ps.	8,793,712	Ps.	8,945,883	Ps.	8,406,705	Ps.	8,579,631
Stockholders’ equity	Ps.	5,608,976	Ps.	5,740,392	Ps.	6,668,042	Ps.	6,820,213	Ps.	7,309,622	Ps.	7,482,548

For the year ended December 31:
Goodwill amortization	Ps.	—	Ps.	20,755	Ps.	—	Ps.	20,755	Ps.	—	Ps.	20,755
(Loss) income before income taxes	Ps.	(1,887,939)	Ps.	(1,908,694)	Ps.	189,975	Ps.	169,220	Ps.	(527,883)	Ps.	(548,638)
Net loss	Ps.	(1,024,002)	Ps.	(1,044,757)	Ps.	(612,532)	Ps.	(633,287)	Ps.	(575,835)	Ps.	(596,590)
Basic and diluted (loss) income per share	Ps.	(5.07)	Ps.	(5.17)	Ps.	(3.03)	Ps.	(3.13)	Ps.	(2.85)	Ps.	(2.96)

Cash flow information

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position in accordance with Bulletin B-12, which specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant Mexican pesos (in accordance with the third amendment to Bulletin B-10). Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items in the determination of resources provided by operations.

The changes in the consolidated financial statement balances included in this statement constitute cash flow activity stated in constant Mexican pesos (including monetary and unrealized foreign exchange gains and losses on short-term liabilities, which are considered cash gains and losses in the constant Mexican peso financial statements).

In accordance with Mexican GAAP, the reduction in current and long-term debt due to restatement in constant Mexican pesos and unrealized exchange gains and losses on short-term liabilities are presented in the consolidated statements of changes in financial position as a resource used by financing activities and the gain from monetary position is presented as a component of operating activities.  SFAS No. 95, “Statement of Cash Flows”, does not provide guidance with respect to inflation adjusted financial statements.

The following are statements of cash flows, in accordance with U.S. GAAP, excluding the effects of inflation:

	2002		2001		2000
			(As Restated)		(As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Consolidated net income (loss)	Ps.	23,603	Ps.	(1,044,757)	Ps.	(633,287)
Effects of inflation	53,105		16,605		18,734
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Provision for pension, seniority premiums and medical services obligations	18,962		(583)		26,745
Depreciation	302,539		282,018		307,903
Amortization and depletion of deferred charges	109,770		66,546		12,546
Amortization of goodwill	—		20,755		20,755
Loss (gain) on sale of property and equipment	(144)		19,586		5,621
Deferred income taxes	(10,713)		875,435		886,763
Capitalized stripping cost	(70,575)		(103,969)		(450,497)
	426,547		131,636		195,283
Changes in operating assets and liabilities:
Notes and accounts receivable	(168,297)		19,032		294,327
Inventories	66,503		26,136		18,843
Accounts payable and accrued liabilities	342,560		169,892		237,496
Unrealized exchange (gain) loss	123,349		(18,158)		11,522
Due to affiliated companies	(84,529)		149,673		(20,904)
Taxes payable	3,391		(3,338)		(58,846)
Net cash provided by operating activities	709,524		474,873		77,721

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash retained in collateral accounts	13,869		(13,869)		—
Due to Mexicana de Cobre, S.A. de C.V.	—		305,770		—
Net cash provided by financing activities	13,869		291,901		—

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment	(47,961)		(315,424)		(550,767)
Net increase in deferred charges, except capitalized stripping	(551,606)		(454,880)		(160,733)
Proceeds from sale of property and equipment	236		17,758		28,814
Net cash used in investing activities	(599,331)		(752,546)		(682,686)

Increase (decrease) in cash and cash equivalents	124,062		14,228		(4,965)
Cash and cash equivalents at beginning of year	18,713		4,485		9,450
Cash and cash equivalents at end of year	Ps.	142,775	Ps.	18,713	Ps.	4,485

Deferred income taxes and employee profit sharing

As explained in Note 4, beginning in 2000 under Mexican GAAP the revised Bulletin D-4 became effective.  The Company follows SFAS No. 109, “Accounting for Income Taxes”, for U.S. GAAP purposes, which differs from Mexican GAAP as follows:

•                                          Under Mexican GAAP deferred taxes are classified as non-current, while under U.S. GAAP the classification is based on the classification of the related asset or liability.

•                                          Under Mexican GAAP the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position.  Under U.S. GAAP the deferred tax balance is classified as a non-monetary item.

•                                          Under Mexican GAAP deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to reverse within a defined period, while under U.S. GAAP the same liability method as used for deferred income taxes is applied.  Also, for U.S. GAAP purposes, employee profit sharing must be classified as an operating expense.

Since employee profit sharing is calculated based on taxable income after certain adjustments and is subject to the future consequences of temporary differences in the same manner as income taxes, deferred employee profit sharing, which is not recorded under Mexican GAAP, must be included in the reconciliation of Mexican to U.S. GAAP.

The tax effect of temporary differences that generated deferred tax liabilities (assets) under SFAS No. 109 are as follows:

	2002				2001
	Income Taxes		Profit Sharing		Income Taxes		Profit Sharing
Current-
Inventories	Ps.	106,767	Ps.	31,402	Ps.	119,438	Ps.	34,125
Non-deductible reserves	(118,584)		(34,878)		(112,457)		(32,131)
Unrealized exchange gain (loss)	—		11,654		—		527
	(11,817)		8,178		6,981		2,521
Long-term-
Property, plant and equipment	1,090,923		524,371		1,226,331		532,916
Deferred charges	548,137		161,217		435,729		124,493
Tax loss carryforwards	(1,158,891)		—		(1,193,036)		—
Asset taxes	(411,406)		—		(411,273)		(11,483)
Accumulated pension plan cost	(70,743)		(20,807)		—		—
	(1,980)		664,781		57,751		645,926
Valuation allowance for tax loss carryforwards and asset taxes	744,157		—		1,604,309		—
	742,177		644,781		1,662,060		645,926
Total	Ps.	730,360	Ps.	672,959	Ps.	1,669,041	Ps.	648,447

For U.S. GAAP purposes, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The components of the income tax and profit sharing expense for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002		2001		2000

Deferred-
Income taxes	833,341		(93,773)		576,200
Profit sharing	26,098		11,498		84,257
	894,439		(82,275)		660,458
Change in valuation allowance-
Income taxes	(860,152)		957,710		226,306

	Ps.	34,287	Ps.	875,435	Ps.	886,764

Goodwill

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead tested for impairment at least annually and written-down with a charge to operations when the carrying amount exceeds the estimated fair value.  The cost of intangible assets with determinable useful lives continues to be amortized over the useful lives of the assets. In connection with the transition provisions for adopting this standard, the Company performed a transitional impairment test and found no impairment and reviewed the classification of its intangible assets.  The most recent test, which was conducted in December 2002, revealed no impairment of goodwill.

A reconciliation of previously reported U.S. GAAP – basis net (loss) income to the amounts adjusted to exclude goodwill, net of the related income tax effect, is as follows:

	2002		2001		2000

Reported majority net (loss) income	Ps.	23,603	Ps.	(1,044,757)	Ps.	(633,287)
Add: Goodwill amortization, net of tax	—		20,755		20,755
Adjusted majority net (loss) income	Ps.	23,603	Ps.	(1,024,002)	Ps.	(612,532)

Basic and diluted U.S. GAAP per share amounts are as follows:

	2002		2001		2000

Reported net (loss) income	Ps.	0.12	Ps.	(5.17)	Ps.	(3.13)
Add: Goodwill amortization, net of tax	—		0.10		0.10
Adjusted net (loss) income	Ps.	0.12	Ps.	(5.07)	Ps.	(3.03)

The changes in the carrying amount of goodwill for the years ended December 31, 2002, 2001 and 2000 are as follows:

Balance as of January 1, 2000	Ps.	165,840
Goodwill acquired	—
Amortization	(20,755)
Balance as of December 31, 2000	145,085
Goodwill acquired	—
Amortization	(20,755)
Balance as of December 31, 2001	124,330
Goodwill acquired	—
Balance as of December 31, 2002	Ps.	124,330

Under Mexican GAAP, goodwill continues to be amortized over its estimated useful life.

Cost of pension plans and other employee benefits

The Company has prepared a study of pension costs under Mexican GAAP (see Notes 4 and 9). Under Mexican GAAP, the requirement to record liabilities for employee benefits using actuarial computations is substantially the same as required by SFAS No. 87, “Employers’ Accounting for Pensions”, except for the initial year of application, which generates a difference in unamortized prior service costs and in the amortization expense.

The Company provides health care benefits for the retired and active employees as well as their family members through a subsidiary of Mexcananea (Hospital del Ronquillo, S. de R.L. de C.V.).

The Company applies SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, which requires additional disclosures.  Although the Company’s measurement or recognition of pensions and postretirement benefit obligations does not change under SFAS No. 132, the following additional disclosure regarding such plans are required.

	Pension Benefits				Other Postretirement Benefits
	2002		2001		2002		2001
Change in projected benefit obligation
Benefit obligation at beginning of year	Ps.	121,095	Ps.	130,190	Ps.	491,133	Ps.	412,291
Service cost	7,291		6,851		4,448		3,888
Interest cost	3,200		3,015		22,371		19,805
Actuarial loss (gain), net	827		(6,793)		2,651		87,567
Benefits paid	(11,768)		(12,168)		(21,521)		(32,418)
Benefit obligation at end of year

Ps.

120,645

Ps.

121,095

Ps.

499,082

Ps.

491,133

	Pension Benefits				Other Postretirement Benefits
	2002		2001		2002		2001
Reconciliation of funded status

Funded status	Ps.	121,093	Ps.	121,095	Ps.	499,082	Ps.	491,133
Unrecognized net actuarial loss	(21,436)		(21,603)		(115,027)		(116,024)
Unrecognized transition asset, net	(4,227)		(4,754)		(294,719)		(309,455)
Unrecognized prior service costs	(45,559)		(45,559)		—		—
Additional minimum liability	69,067		68,999		—		—
Accrued benefit cost, net, under U.S. GAAP	118,937		118,178		89,336		65,654
Accrued benefit cost, net, under Mexican GAAP	118,730		118,443		89,336		65,654
Additional benefit (cost) that must be recognized under U.S. GAAP

Ps.

207

Ps.

(265

)

Ps.

—

Ps.

—

	Pension Benefits						Other Postretirement Benefits
	2002		2001		2000		2002		2001		2000
Components of net periodic benefit cost
Service cost	Ps.	7,751	Ps.	6,851	Ps.	6,383	Ps.	4,702	Ps.	3,888	Ps.	4,662
Interest cost	3,405		3,015		11,160		23,647		19,804		2,014
Amortization of transition obligations, net	1,472		556		339		18,081		14,736		491
Recognized net actuarial loss	—		(21)		2,985		—		—		1,190
Inflation adjustment	—						—		—
Net periodic benefit cost under U.S. GAAP	12,629		10,401		20,867		46,430		38,428		8,357
Net periodic benefit cost under Mexican GAAP	17,636		15,578		14,942		46,430		38,428		9,581
Additional benefit (cost) that must be recognized under U.S. GAAP	Ps.	(5,007)	Ps.	(5,177)	Ps.	5,925	Ps.	—	Ps.	—	Ps.	(1,224)

Weighted-average assumptions as of December 31,	2002	2001	2000

Discount rate	5.00%	5.00%	5.00%
Rate of compensation increase	1.50%	1.50%	1.50%
Medical expenses increase rate	1.30%	1.30%	1.30%

A one-percentage-point change in assumed other benefit cost trend rates for the postretirement benefit plan would have the following effects:

	1% Point Increase		1% Point Decrease

Effect on total of service and interest cost components	Ps.	34,348	Ps.	26,822
Effect on the post-retirement benefit obligation	Ps.	556,906	Ps.	445,724

As of December 31, 2002 and 2001 the accumulated benefit obligation amounted to Ps.173,351 and Ps.145,730.

Capitalized interest

Under Mexican GAAP, a company is not required to, but may, capitalize interest incurred on assets under construction. The amount to be capitalized in Mexico is based upon the “comprehensive financial cost” (i.e., the net of the sum of interest expense, foreign exchange gains and losses and the gain or loss from monetary position).  The Company has elected not to capitalize any comprehensive financial costs under Mexican GAAP.

Under U.S. GAAP, interest expense on all debt, and net of the gain on monetary position applicable to Mexican peso denominated debt, must be considered an additional cost of constructed assets and is depreciated over the lives of the related assets. Exchange gains and losses on foreign currency-denominated debt may not be capitalized.

Employee profit sharing

Mexican law requires the payment to employees of 10% of the Company’s taxable income, excluding certain adjustments for inflation. These amounts are treated as compensation expense and are reflected after income tax, in the appropriate captions in the statement of operations.

Under U.S. GAAP, employee profit sharing must be reflected as an operating expense in the statements of operations.

Major customers

The Company had significant sales to three different customers in the last three years.  Sales to these customers accounted for 41%, 26% and 14% of total net sales in 2002, 74%, 19% and 3% of total net sales in 2001 and 25%, 13% and 9% of total net sales in 2000.

Segment information

The Company had net sales to customers from the following regions as follows:

	2002		2001		2000

Mexico	Ps.	2,237,576	Ps.	1,437,482	Ps.	2,099,741
United States	107,772		440,601		513,024
Latin America	—		—		17,891
Total net sales	Ps.	2,345,348	Ps.	1,878,083	Ps.	2,630,656

Start-up costs

Under U.S. GAAP, AICPA Statement of Position 98-5, “Reporting on the Costs of Start-up Activities”, requires that certain costs such as organization, training and pre-feasibility expenses incurred in the start-up phase of a project be expensed as incurred.

In accordance with Mexican GAAP, start-up costs are deferred and amortized at the commencement of operations, despite the inherent uncertainty regarding their future recoverability.  However, if the project is abandoned and the start-up costs incurred to date become unrecoverable, such costs are be expensed immediately.  Amortization of deferred costs is amortized on a straight-line basis over the term in which the benefit is expected to be realized.

Environmental liabilities

Under U.S. GAAP companies must comply with EITF 93-5, “Accounting for Environmental Liabilities”, and EITF 90-8, “Capitalization of Costs to Treat Environmental Contamination”.  These pronouncements require companies to disclose and/or accrue on a undiscounted basis any reclamation and remediation costs that are expected to be incurred. The Company has properly accrued for all known environmental matters at the balance sheet date for U.S. GAAP purposes.

Financial instruments

Under Mexican GAAP Bulletin C-2 went into effect in 2001 and requires the recognition of all derivative financial instruments on the balance sheet as either assets or liabilities.  Additionally, certain, but not all, derivative financial instruments and the related hedged items must be adjusted to their market value, with all such adjustments recorded in the income statement, regardless of the nature of the financial instrument.

Under U.S. GAAP, SFAS No. 133 went into effect in 2001 and requires the adjustment of all financial instruments to market value, with such adjustments recorded:

•                  In the determination of net income or loss for fair value hedges (fixed to variable )

•                  In other comprehensive income for cash flow hedges (variable to fixed)

At December 31, 2002 and 2001, the Company has not outstanding derivative financial instruments.

Reconciliation of Mexican GAAP to U.S. GAAP

Net income (loss) and stockholders’ equity, adjusted to take into account the significant differences between Mexican GAAP and U.S. GAAP, except for the comprehensive effects of price-level changes, are as follows:

	2002		2001		2000
			(As Restated)		(As Restated)
NET INCOME (LOSS):
Net income (loss) under Mexican GAAP	Ps.	26,894	Ps.	(163,925)	Ps.	133,818
U.S. GAAP adjustments:
Deferred income taxes under U.S. GAAP	36,811		(863,937)		(802,506)
Deferred employee profit sharing liability	(26,098)		(11,498)		(84,257)
Deferred income taxes under Mexican GAAP	(58,147)		(10,551)		99,667
Amortization of goodwill	—		(20,755)		(20,755)
Pension plan cost	5,007		5,177		(5,924)
Start-up-costs	—		(5,494)		(2,012)
Reversal of amortization of preoperating expenses	28,680		1,061		950
Effects of inflation accounting on U.S. GAAP adjustments and monetary gain on labor liabilities	10,456		25,164		47,732
	(3,291)		(880,832)		(767,105)
Net income (loss) under U.S. GAAP	Ps.	23,603	Ps.	(1,044,757)	Ps.	(633,287)

	2002		2001
			(As Restated)
STOCKHOLDERS’ EQUITY:
Stockholders’ equity under Mexican GAAP	Ps.	7,172,531	Ps.	7,152,686
U.S. GAAP adjustments:
Deferred income taxes under U.S. GAAP	(730,760)		(1,628,851)
Deferred employee profit sharing	(672,959)		(648,448)
Deferred income taxes under Mexican GAAP	703,431		767,349
Amortization of goodwill	124,330		124,330
Start-up-costs	(4,814)		(33,494)
Accumulated pension plan cost	(211)		(266)
	(580,983)		(1,419,380)
Stockholders’ equity under U.S. GAAP

Ps.

6,591,548

Ps.

5,733,306

The changes in stockholders’ equity under U.S. GAAP for the years ended December 31, 2002, 2001 and 2000 are as follows:

Capital Stock	Additional Paid- in Capital (As Restated)	Retained Earnings (As Restated)	Accumulated Other Comprehensive Income	Total Stockholders’ Equity (As Restated)
Stockholders’ equity under U.S. GAAP at December 31, 1999 (as previously reported)	Ps.	8,548,102	Ps.	—	Ps.	(29,502)	Ps.	(1,208,978)	Ps.	7,309,622
Prior period adjustment - Recognition of push-down accounting	—	214,436	(41,510)	—	172,926
Stockholders’ equity under U.S. GAAP at December 31, 1999 (as restated)	8,548,102	214,436	(71,012)	(1,208,978)	7,482,548
Net loss	—	—	(633,287)	—	(633,287)
Cumulative restatement effect	—	—	—	(14,812)	(14,812)
Additional minimum, liability and restatement of accrued benefit	—	(14,236)	(14,236)
Comprehensive loss	—	—	—	—	(662,335)
Stockholders’ equity under U.S. GAAP at December 31, 2000 (as restated)	8,548,102	214,436	(704,299)	(1,238,026)	6,820,213
Net loss	—	—	(1,044,757)	—	(1,044,757)
Cumulative restatement effect	—	—	—	(28,043)	(28,043)
Additional minimum liability and restatement of accrued benefit	—	—	—	(7,021)	(7,021)
Comprehensive loss	—	—	—	—	(1,079,821)
Stockholders’ equity under U.S. GAAP at December 31, 2001 (as restated)	8,548,102	214,436	(1,749,056)	(1,273,090)	5,740,392
Net income	—	—	23,603	—	23,603
Cumulative restatement effect	—	—	—	838,687	838,687
Additional minimum liability and restatement of accrued benefit	—	—	—	(4,048)	(4,048)
Comprehensive income	—	—	—	—	858,242
Stockholders’ equity under U.S. GAAP at December 31, 2002	Ps.8,548,102	Ps.214,436	Ps.(1,725,453)	Ps.(438,451)	Ps.6,598,634

Reclassification of balance sheets and statements of operations

With regard to the consolidated balance sheets and statements of operations, the following significant captions determined under U.S. GAAP would have been as follows:

	2002		2001
			(As Restated)
Balance sheets:
Current assets	Ps.	774,049	Ps.	521,528
Total assets	Ps.	9,739,923	Ps.	9,346,578
Current liabilities	Ps.	1,537,471	Ps.	1,153,945
Total liabilities	Ps.	3,141,289	Ps.	3,606,186
Stockholders’ equity	Ps.	6,598,634	Ps.	5,740,392

	2002		2001		2000
			(As Restated)		(As Restated)
Statements of operations:
Operating income (loss)	Ps.	65,459	Ps.	(187,046)	Ps.	136,240
Income taxes	Ps.	(32,452)	Ps.	(863,937)	Ps.	802,507
Consolidated net (loss) income	Ps.	23,603	Ps.	(1,044,757)	Ps.	(633,287)
Weighted average common shares outstanding, in thousands	201,798		201,798		201,798
Net (loss) income per share under U.S. GAAP	Ps.	0.12	Ps.	(5.17)	Ps.	(3.13)

17. FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

Mexican GAAP

In December 2001, the Mexican Institute of Public Accountants (MIPA) issued the new Bulletin C-9, “ Liabilities, Provisions, Contingent Assets and Liabilities and Commitments “ (“C-9”), whose provisions are mandatory for years beginning as of January, 2003, although early application is recommended. C-9 replaces the provisions of the former Bulletins C-9 “Liabilities” and C-12, “Contingencies and Commitments”, and establishes, among others, greater accuracy in items related to provisions, accumulated obligations and contingent liabilities, and new regulations related to accounting recognition of provisions, the use of present value, and the redemption of obligations when taking place early or substituted by a new issue.

In January 2002, the MIPA issued new Bulletin C-8, “ Intangible Assets “ (“C-8”) with the same effective date and recommendation established for Bulletin C-9. C-8 replaces the former Bulletin C-8, “Intangibles”, and establishes, among others, that the development costs of a project should be capitalized if they comply with the criteria established for their recognition as assets; any preoperating costs incurred as of the date of application of this Bulletin should be recorded as a cost for the period.  The unamortized balance of capitalized preoperating costs in accordance with the former Bulletin C-8 will be amortized in accordance with the terms of such Bulletin.  To reduce as much as possible the remnant that constitutes “goodwill” in the case of business acquisitions, the intangible items to be identified and quantified are provided.

In March 2003, the MIPA issued Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, (C-15), whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early application is encouraged. C-15 establishes, among others, new principles for the calculation and recognition of impairment losses for long-lived assets and their reversal.  It also provides examples of indicators of possible impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows.

The Company has not fully assessed the effects of adopting these new accounting principles on its financial position and results of operations.

U.S. GAAP

During 2001, the FASB issued the initiated following guidance:

In June 2001, the FASB issued SFAS No. 141, “Business Combinations”, which is effective for all business combinations initiated after June 30, 2001.  SFAS No. 141 requires all business combinations to be accounted for using the purchase method.  The adoption of this new standard did not have a material impact on the Company’s financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which was effective for the Company beginning in 2002.  With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test.  Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination.

In June 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations”, which was effective for the Company beginning in 2003.  The Company plans to adopt this new standard in 2003.  SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  It applies to legal obligations associated with the retirement of long-lived assets and the associated asset retirement costs.  It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees.  This SFAS requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  The Company is currently evaluating the effect that this new standard will have on its financial position, results of operations and cash flows.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  The Company adopted this standard in 2002.  SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”.  SFAS No. 144 also expands the scope of discontinued operations to a component of an entity and eliminates the exception to consolidation for a temporarily controlled subsidiary.  The adoption of this standard did not have a material impact on the Company’s financial position and results of operations.

During 2002, the FASB issued the following guidance:

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with “Exit or Disposal Activities”, which will be required to be effective for exit or disposal activities that are initiated after December 31,2002. This statement addresses financial accounting and reporting for cost associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The Company adopted the provisions of SFAS No. 146 on January 1, 2003, which did not have a material effect on the Company’s financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”).  FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee.  FIN 45 also requires additional disclosure requirements about the guarantor’s obligations under certain guarantees that it has issued.  The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002.  The Company does not expect the adoption of FIN 45 will have a material impact on its financial position, results of operations or cash flows.

During 2003, the FASB issued the following guidance:

In January 2003, the FASB issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”).  FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective immediately for all companies that hold a variable interest in a variable interest entity created after January 31, 2003.  For a variable interest held by the Company in a variable interest entity created before February 1, 2003, the Company will apply the provisions of FIN 46 no later than the end of the first annual reporting period beginning after June 15, 2003. The Company does not expect that the adoption of FIN 46 will have a material impact on its financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149 “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”.  The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly.  SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003.  In addition, expect as stated below, all provisions of this Statement should be applied  prospectively.  The provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates.  The Company does not anticipate that the adoption of SFAS No. 149 will have a material impact on the Company’s financial position, results of operations or cash flow.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.  SFAS No. 150 aims to eliminate diversity in practice by requiring that the following three types of financial instruments be reported as liabilities by their issuers:

•                  Mandatorily redeemable instruments (i.e., instruments issued in the form of shares that unconditionally obligate the issuer to redeem the shares for cash or by transferring other assets)

•                  Forward purchase contracts, written put options, and other financial instruments not in the form of shares that either obligate or may obligate the issuer to settle its obligation for cash or by transferring other assets

•                  Certain financial instruments that include an obligation that  (1) the issuer may or must settle by issuing a variable number of its equity shares and (2) has a “monetary value” at inception that (a) is fixed, (b) is tied to a market index or other benchmark (something other than the fair value of the issuer’s equity shares), or (c) varies inversely with the fair value of the equity shares, for example, a written put option.

Until now, these types of instruments have been variously reported by their issuers as liabilities, as part of equity, or between the liabilities and equity sections (sometimes referred to as “mezzanine” reporting) of the balance sheet.  The provisions of SFAS 150 are effective for financial instruments for the first fiscal period beginning after December 15, 2003. The Company does not expect that the adoption of SFAS No. 150 will have a material impact on its financial position, results of operations or cash flows.

INDEX TO EXHIBITS

Exhibit

12(a)	Certification of the President and General Director of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

12(b)	Certification of the Finance Director of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002