Form 20-F
period 2003-12-31
MEXICAN CANANEA CO
filed 2004-07-14
CIK 1057279

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

Annual Report Pursuant to Section 15(d)
the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2003
Commission File Number 333-08430-03

MEXICANA DE CANANEA, S.A. DE C.V.
(Exact name of registrant as specified in its charter)

MEXICAN CANANEA COMPANY
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)
 c/o Minera México, S.A. de C.V.
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
issued by Minera México, S.A. de C.V

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Shares of common stock—201,798,896 Series A Shares

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

Item 17 ☐    Item 18☒

The registrant is a subsidiary of Minera México, S.A. de C.V. The registrant is filing this form using the reduced disclosure format provided for in Instruction I to Form 10-K. See Explanatory Note.

TABLE OF CONTENTS

EXPLANATORY NOTE

PRESENTATION OF INFORMATION

FORWARD-LOOKING STATEMENTS

PART I
ITEM 1.	DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3.	KEY INFORMATION
ITEM 4.	INFORMATION ON THE COMPANY
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6.	SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8.	FINANCIAL INFORMATION
ITEM 9.	THE OFFER AND LISTING
ITEM 10.	ADDITIONAL INFORMATION
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15.	CONTROLS AND PROCEDURES
ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B.	CODE OF ETHICS
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III
ITEM 17.	FINANCIAL STATEMENTS
ITEM 18.	FINANCIAL STATEMENTS
ITEM 19.	EXHIBITS
ANNEX F	FINANCIAL STATEMENTS OF MEXICANA DE CANANEA, S.A. DE C.V. (AS RESTATED)

EXPLANATORY NOTE

        We are Mexicana de Cananea, S.A. de C.V. and are required to file an annual report ("Annual Report") on Form 20-F pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 15d-1 thereunder because we are a guarantor of the 8.25% Series A Guaranteed Senior Notes due 2008 (the "Series A Notes") and the 9.25% Series B Guaranteed Senior Notes due 2028 (the "Series B Notes" and together with the Series A Notes, the "Notes") of Minera México, S.A. de C.V. ("Minera México"), which were issued and sold pursuant to a registration statement on Form F-1 under the Securities Act of 1933, as amended (the "Act") (Commission File No. 333-08430). Minera México owns 98.49% of our capital stock, and the balance was acquired by the Mexican National Mine Workers Union in 1990 in connection with our privatization.

        Minera México has filed an annual report on Form 20-F for the year ended December 31, 2003.

        We have omitted certain information required by Form 20-F from this Annual Report on the basis of Instruction I to Form 10-K under the Exchange Act, which permits a company wholly-owned by another company that is a reporting company under the Exchange Act to file an abbreviated annual report in accordance with the no-action letter issued by the Staff of the Securities and Exchange Commission (the "Commission") on October 28, 1999.

        Our securities with respect to which there is a reporting obligation under Section 15(d) of the Exchange Act consist only of guarantees of the Notes of Minera México and cannot be held or traded separately. We have accordingly omitted responses to Items 10 and 14, which call for information concerning the securities that is inapplicable to the guarantees of the Notes. Information responsive to these Items can be found in the annual report on Form 20-F of Minera México.

PRESENTATION OF INFORMATION

        We are a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States ("México") and present our financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States of America. We are Mexicana de Cananea, S.A. de C.V. (and together with our subsidiaries, the "Cananea Unit"). The Cananea Unit is a majority-owned indirect subsidiary of Minera México, S.A. de C.V. ("MM" or "the Company"). The Cananea Unit is also an entity registered pursuant to Mexican law, through which the Company holds assets, incurs liabilities and conducts operations in Mexico. The Company's functional currency is the U.S. dollar, while the Cananea Unit maintains its books in Mexican Pesos. Foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for inventory, property, plant and equipment and other assets, which are remeasured at historical exchange rates. Revenues and expenses are generally translated at average exchange rates in effect during the period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates.

        References in this Annual Report to "U.S. dollars" or "$" are to the lawful currency of the United States. References in this Annual Report to "pesos" or "Ps." are to the lawful currency of México.

        Unless otherwise indicated, all references herein to volumes of ore, concentrates and other metal products are expressed in metric tons. One metric ton equals approximately 2,204.62 pounds.

FORWARD-LOOKING STATEMENTS

        We may from time to time make forward-looking statements in our periodic reports to the Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by any of our officers, directors or employees to analysts, institutional investors, representatives of the media and others. These statements appear in a number of places in this Annual Report and include statements regarding our current intent, belief or expectations or those of our officers with respect to trends affecting our financial condition or results of operations. When used in this Annual Report, the words "anticipate", "believe," "estimate," "expect," "intend," "plan" and "project" and similar expressions, as they relate to our management or us are intended to identify such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The information contained in this Annual Report, including, without limitation, the information under Item 4. "Information on the Company" and Item 5. "Operating and Financial Review and Prospects," identifies important factors that could cause such differences. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to release publicly the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.    DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

        We have omitted portions of this item on the basis of Instruction I(2)(a) to Form 10-K. See Explanatory Note.

SELECTED OPERATING DATA

        The following table presents selected production and other operating data for our subsidiaries and us. The data includes production sold to the other operating units of the Cananea Unit.

	Year ended December 31,
	1999	2000	2001	2002	2003
	(Volumes in metric tons, unless otherwise indicated)
Material Moved (metric tons in thousands)	84,477	103,475	94,551	88,435	75,692
Ore milled (metric tons in thousands)	20,955	23,371	20,507	19,026	20,314
Ore grade (average % copper for period)	0.50	0.52	0.50	0.57	0.58
Leach ore (metric tons in thousands)	22,147	30,671	33,774	31,876	26,793
Waste (metric tons in thousands)	41,375	49,433	40,270	37,533	28,585
Stripping ratio(1)	3.03	3.43	3.61	3.65	2.73
Copper concentrate production	329,302	379,640	314,354	323,351	337,922
Metal contained in concentrate production:
Copper	84,610	97,451	82,198	86,641	94,103
Silver	30	40	31	25	33
Gold (kilograms)	331	376	300	234	312
SX-EW(2) production:
Copper cathodes	28,729	33,788	39,952	50,041	49,518

(1)
Stripping ratio is the ratio of waste plus leaching ore to ore mined in the material moved in an open-pit operation.

(2)
Production at the Cananea SX-EW facility includes copper scrap production. SX-EW is a procedure involving a combination of extraction and electrowinning.

ITEM 4.    INFORMATION ON THE COMPANY

        We have abbreviated our response to this item on the basis of Instruction I(2)(d) to Form 10-K. See Explanatory Note.

HISTORY AND DEVELOPMENT OF THE COMPANY

        We are Mexicana de Cananea, S.A. de C.V. (and together with our subsidiaries, the "Cananea Unit"), a subsidiary of Minera México, a Mexican corporation. Minera México owns 98.49% of our capital stock and the balance was acquired by the Mexican National Mine Workers Union in connection with our privatization in 1990. On December 29, 1997, Minera México acquired approximately 15.35% of our capital stock previously owned by a minority investor. We were initially acquired by Mexicana de Cobre, S.A. de C.V. from the Mexican government in 1990.

BUSINESS OVERVIEW

Introduction

        The Cananea Unit operates a major open-pit copper mine in northwestern México at Cananea and is engaged primarily in the business of exploring, mining and processing copper. The Cananea copper mine is one of the largest copper ore deposits in exploitation in the world. The Cananea Unit is engaged in the production of copper concentrates and copper cathodes. It operates the Cananea mining complex, which includes an open-pit mine, a concentrator and two solvent extraction and electrowinning ("SX-EW") plants.

        For the year ended December 31, 2003, the Cananea Unit accounted for 16.7% and 46.9% of Minera México's consolidated net sales and operating income, respectively, and, as of December 31, 2003, the Cananea Unit accounted for 22.3% of Minera México's total assets.

Metals Prices

        Our products are internationally traded commodities. Prices are established on the Commodity Exchange, Inc. ("Comex") in New York and the London Metal Exchange ("LME"), two of the most important metal exchanges. These exchanges broadly reflect the worldwide balance of supply and demand of metals. The profitability of our operations is dependent on, and our financial performance is significantly affected by, the international market prices for the metals we produce, especially for copper and silver. Metals prices have historically been subject to wide fluctuations and are affected by numerous factors beyond our control. These factors, which affect each commodity to varying degrees, include international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and others and, to a lesser degree, inventory carrying costs and currency exchange rates. In addition, the market prices of certain metals have on occasion been subject to rapid short-term changes due to speculative activities. Copper prices have been in a general downward trend since mid-1997.

        The following table sets forth high, low and average spot prices according to Comex in U.S. dollars for copper for the periods indicated:

	High	Low	Partial Average
	($ per pound)
1999	0.85	0.61	0.72
2000	0.93	0.74	0.84
2001	0.87	0.60	0.73
2002:
First quarter	0.77	0.65	0.72
Second quarter	0.78	0.71	0.74
Third quarter	0.77	0.66	0.69
Fourth quarter	0.76	0.66	0.71
Year	0.78	0.65	0.72
2003:
First quarter	0.80	0.71	0.76
Second quarter	0.79	0.71	0.75
Third quarter	0.83	0.75	0.80
Fourth quarter	1.04	0.82	0.94
Year	1.04	0.71	0.81
2004:
First quarter	1.39	1.06	1.23
Second quarter(1)	1.37	1.14	1.24

(1)
Through June 25, 2004.

        The high level of copper prices resulted in higher net sales, higher operating income and higher net income in 2003. This trend of high copper prices has continued during the first quarter of 2004. See Item 5. "Operating and Financial Review and Prospects." If high prices continue, these effects will persist and may be magnified. However, in the event of a substantial and sustained decline in prices, we might, in very adverse market conditions, consider curtailing or modifying certain of our mining and processing operations.

ORGANIZATIONAL STRUCTURE

        The Cananea Unit is a part of the business conducted by Minera México through its subsidiaries. The Cananea Unit's extraction, concentrating and SX-EW operations are essentially independent from Minera México and its other subsidiaries, but in other respects its business and operations are integrated with Minera México and its other subsidiaries in significant ways. In particular: (a) the Cananea smelter was closed in 1999 following a strike that began in late 1998, and most of the concentrates produced at Cananea are now smelted by Mexicana de Cobre, S.A. de C.V. ("Mexcobre" and together with its subsidiaries, the "Mexcobre Unit"), another subsidiary of Minera México; (b) the Cananea Unit relies on services provided by Minera México and its other subsidiaries for sales and many administrative functions; and (c) the finance and banking operations of Minera México and its subsidiaries, including the Cananea Unit, are managed jointly.

        On May 28, 2003, Grupo Minero, S.A. de C.V. ("Grupo Minero") and Minera México held extraordinary shareholders' meetings approving the merger of Grupo Minero with and into Minera México. The merger between Grupo Minero and Minera México was effective as of October 1, 2003. The executed resolutions and accompanying merger agreement were registered on July 2, 2003, with the Mexican Public Registry of Commerce. Under Mexican law, the merger is effective with respect to third parties 90 days after the registration of the shareholders' resolutions and accompanying merger agreement with the Mexican Public Registry of Commerce.

PROPERTY, PLANT AND EQUIPMENT

Introduction

        The Cananea Unit is engaged in the production of copper concentrates and copper cathodes. It operates the Cananea mining complex, located 44 miles from La Caridad and 38 miles south of the Arizona border on the outskirts of the town of Cananea. The mining complex includes an open-pit mine, a concentrator and two SX-EW plants. Access is by paved highway and railroad. The Cananea deposit is one of the world's largest porphyry copper deposits. The total book value of the Cananea Unit's property and equipment was $484.8 million as of December 31, 2003.

        Our headquarters and sales office are in México City and we also have a domestic purchasing office in Hermosillo, Sonora.

Geology

        The Cananea mine is unusual in that the ore explored and sampled at the mine has been of consistent quality, unlike most copper deposits, which evidence a decline in quality at deeper strata. The Cananea region is within the southern Cordilleran orogen, extending from southern México to the northwestern United States. Geological and structural features in the district setting are representative of large copper deposits of the disseminated porphyry type. The district lies within the Basin and Range Metallogenic province. A series of Paleozoic sediments from Cambrian to Carboniferous, lithologically equivalent to a section in southeastern Arizona, unconformably overlie a Pre-Cambrian granitic basement.

        Mineralization occurred in several stages. An early pegmatitic stage, associated with bornite-chalcopyrite-pyrite-molybdenite assemblage in breccia pipes, is followed by a widespread flooding of hydrothermal solutions accompanying extensive quartz-pyritic-chalcopyrite mineralization. A distinct pyrite-quartz stage envelopes and closes the primary sequence. An extensive and pervasive feldspar destructive sericitic and argillic alteration events is evident throughout the district's igneous rock complex.

Mining Operations

        Cananea uses a conventional open-pit mining method. In recent years the Cananea Unit has invested in equipment to improve stripping capacity and has undertaken accelerated removal of the substantial excess overburden from the mine. An average of 259,755, 242,288 and 217,506 metric tons of material per day were mined in 2001, 2002 and 2003, respectively. The average copper content of the ore mined in 2002 and 2003 was approximately 0.576% and was 0.565%, respectively. The stripping ratio (i.e., the ratio of waste materials plus leaching ore to ore mined) in 2003 was approximately 2.73 to 1.0. Mining equipment includes nine rotary drills, five 360-ton trucks, seven 260-ton trucks, 20 240-ton trucks and 25 170-ton trucks, one 70-cubic yard shovel, one 54-cubic yard shovel, two 40-cubic yard shovels, one 36-cubic yard shovel and five 30-cubic yard shovels.

Concentrating Operations

        Cananea's concentrator was constructed in 1986. It originally had a capacity of 62,500 metric tons of ore per day, which was increased to 80,000 metric tons per day in May 1998. During 2001, 2002 and 2003, daily averages of 56,250, 53,314 and 58,379 metric tons of ore were processed with an average grade of 0.501%, 0.565% and 0.576% copper, respectively. During the same periods, 314,354, 323,351 and 337,922 metric tons of copper concentrates were produced, with average grades of 26.15%, 26.79% and 27.85% copper, respectively. The copper recovery was 80.03% for 2001, 80.48% for 2002 and 80.63% for 2003. Copper concentrates are currently sold to the Mexcobre Unit for further processing.

SX-EW Facilities

        The Cananea Unit operates a leaching facility and two SX-EW plants. All copper ore with a grade lower than the mill cut-off grade (0.4%), but higher than 0.15% copper, is delivered to the leaching dumps. A cycle of leaching and resting occurs for approximately five years to achieve a 56% recovery. In November 2001, we completed the first phase of the expansion of one of the SX-EW facilities. The Cananea Unit currently maintains 4.2 million cubic meters of pregnant leach solution in the old Cananea pit with a concentration of approximately 1.0 grams of copper per liter. The SX-EW facilities have a total capacity of 54,750 metric tons of copper cathodes per year. In 2001, 2002 and 2003 copper cathode production was 39,952, 50,041, and 49,518 metric tons, respectively. In July 1998, the SX-EW facilities at Cananea received ISO 9002 certification from the International Standards Organization.

        The following table sets forth the capacity, production and utilization information for the Cananea Unit's mining, concentrating, smelting and refining facilities in 2003:

MEXICANA DE CANANEA, S.A. DE C.V.
MINES AND PLANTS CAPACITY UTILIZATION IN 2003

Facility	Product	Capacity(1)	Production(1)	Capacity Utilization
Mine/Concentrator	Milling ore	29,200,000	20,316,000	70%
SX-EW Plant	Cathodes	54,750	49,518	90%

(1)
Metric tons per annum.

Reserves

        Minera México has estimates of ore reserves prepared with respect to each of its units as of January 1 of each year. The ore reserve estimates set forth below have been prepared by us in conjunction with Minera México's engineering staff using evaluation methods generally used in the international mining industry, including standard methods of mapping, drilling, sampling, assaying and modeling. The reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the expected levels. Lower market prices, increased production costs, reduced recovery rates and other factors may render proven and probable reserves uneconomic to exploit and result in revision of reserve data from time to time. Reserve data are not indicative of future results of operations.

        The terms "dilution," "probable reserves," "proven reserves," "reserve," "total leaching recovery," "total metal recoverable," and "total mill recovery," which are used in the following tables, are defined as follows:

        Dilution (extracting loss)—The reduction in grade that results from inclusion of waste material from the foot wall and hanging wall into the vein during exploitation of an underground mine.

        Probable reserves—Reserves for which quantity and grade are computed from information similar to that used for proven reserves but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

        Proven reserves—Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling; and (c) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is sufficiently defined that size, shape, depth and mineral content of reserves are well established.

        Reserve—That part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination.

        Total leaching recovery—The amount of metal recovered in the leaching process expressed as a percentage of the metal contained in the ore.

        Total metal recoverable—The amount of metal recoverable after the flotation process. The calculation of total metal recoverable takes account of dilution and total mill recovery.

        Total mill recovery—The amount of metal recovered in the concentrator expressed as a percentage of the metal contained in the ore.

        The following table sets forth estimated reserve data of the Cananea Unit as of January 1, 2004, prepared by our Department of Mining, Planning and Control under the supervision of Minera México's Director of Mining, Planning and Control:

Ore Reserves
(estimated as of January 1, 2004)

	Ore	Copper
	(Thousands of metric tons)	(Average grade percentage, unless otherwise indicated)
Mill ore:
Proven	1,763,350	0.59
Probable	523,715	0.54
Total	2,287,065	0.58
Total mill recovery	—	81.00%
Total metal recoverable (thousands of metric tons)	—	10,718
Leach ore:
Proven	2,518,868	0.25
Probable	468,933	0.22
Total	2,987,801	0.25
Total leaching recovery	—	50.00%
Total metal recoverable (thousands of metric tons)	—	3,664

        The above reserve estimates take into account estimated dilution (extracting loss) by applying to mine ore grades a factor derived from historical mine-concentrator grade differences.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        We have abbreviated our response to this item on the basis of Instruction I(2)(a) to Form 10-K. See Explanatory Note.

        The following discussion should be read in conjunction with the Financial Statements included elsewhere in this Annual Report. We present our financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States of America. The Cananea Unit is a majority-owned, indirect subsidiary of Minera México, S.A de C.V. ("MM" or "the Company"). It is also an entity registered pursuant to Mexican law, through which the Company holds assets, incurs liabilities and conducts operations in Mexico. The Cananea Unit comprises substantially all the assets and liabilities of the Company associated with its mining operations in Mexico. The Company's functional currency is the U.S. dollar, while the Cananea Unit maintains its books in Mexican Pesos. Foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for inventory, property, plant and equipment and other assets, which are remeasured at historical exchange rates. Revenues and expenses are generally translated at average exchange rates in effect during the period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates.

  Restatement of Previously Reported U.S. GAAP Financial Information

        Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. The Company's management has determined the U.S. dollar as its functional currency in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52.

        Subsequent to the issuance of our December 31, 2002 consolidated financial statements, prepared in accordance with Mexican GAAP and accordingly expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002, our management determined that our reconciliation of net income (loss) and shareholders' equity from Mexican GAAP to U.S. GAAP were not prepared assuming that the U.S. dollar was the functional currency, but rather reflected the Mexican peso as the functional currency. Therefore, the reconciliation of net income (loss) and stockholders' equity to U.S. GAAP as of and for the years ended December 31, 2002 and 2001, have been restated to give effect to the identification of the U.S. dollar as the functional currency.

        Under U.S. GAAP, with the U.S. dollar as the functional currency, the effects of inflation recognized under Mexican GAAP must be eliminated in the reconciliation to U.S. GAAP.

        Accordingly, the restated amounts shown below have been remeasured into U.S. dollars and translated back into the reporting currency, the Mexican peso, by applying the procedures specified in SFAS No. 52.

        The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Accordingly, the comprehensive effects of inflation are removed from the Mexican peso-denominated financial statements. Monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Non-monetary assets are recorded at their historical exchange rate at the time of purchase. Past transactions in currencies other than the U.S. dollar are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of non-monetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net loss in the period such gains and losses arise.

        The amounts obtained from the remeasurement process referred to above are translated back into Mexican pesos following the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Mexican pesos of 10.31 and 9.14 to one U.S. dollar as of December 31, 2002 and 2001, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average exchange rate during the period. Translation effects of exchange rate changes are included in other comprehensive income as a cumulative translation adjustment in stockholders' equity.

        The effect of the restatement is further discussed in Note 15 to our audited consolidated financial statements.

  Critical Accounting Policies and Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in México requires us to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions.

        We believe that the following accounting policies are the most critical to our consolidated financial statements since these policies require significant judgment or involve complex estimates that are important to the portrayal of our financial condition and results of operations.

  Ore reserves

        We periodically re-evaluate estimates of our ore reserves, which represent our estimate as to the amount of unmined copper, zinc, lead silver and gold remaining in existing mine locations that can be produced and sold at a profit. Such estimates are based on engineering evaluations derived from samples of drill holes and other openings, combined with assumptions about the applicable metals market prices and production costs. We believe that the metals price assumptions used are consistent with average historical prices over recent full economic and pricing cycles.

        The reserve estimates have been adjusted for actual production since the most recent reserve declarations. Many companies declare their ore reserves on an annual basis. We believe that our estimates as to ore reserves closely approximate the ore reserve quantities that would have been determined as of December 31, 2003. The reserve estimates have been calculated as of January 1 on an annual basis.

        We use ore reserve estimates in determining, among other things, the recoverability of long-lived assets, the amount of capitalized stripping and units of production amortization of capitalized mine stripping. We believe this price reflects a valid price assumption over the remaining life of our mines, which is approximately 102 years. We understand that the SEC has recently indicated that in calculating ore reserves, companies should use no more than a three-year historical average price. Price assumptions utilized by us in determining ore reserves and three-year average market price data are as follows:

	Price Assumption Utilized in Determining Ore Reserves	Three-Year Average Market Prices
	(per pound in U.S. Dollars, except for gold and silver, which are per ounce in U.S. Dollars)
Copper	$0.90	$0.75096
Molybdenum	4.60	3.701
Zinc	0.50	0.37682
Gold	350.00	314.82
Silver	5.00	4.615
Lead	0.24	0.21831

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

        For each of our existing production stage open-pit mines, mine engineers have calculated a life-of-mine stripping ratio, which represents our estimate of the total amount of waste to be incurred divided by the estimated total proven and probable reserve at each such mine. The mine stripping ratios are used to determine the amount of mine production costs to be charged against earnings. In periods when the actual ratio of waste to mineral ore extracted exceeds the life-of-mine stripping ratios, we capitalize production costs associated with mining operations in proportion to the excess waste mined. Such capitalized costs are included in net capitalized mine stripping, and are amortized using the units of production method. Copper resources contained in piles of leaching materials that have been extracted from the mines are not included in the determination of units of production amortization. Conversely, in periods when the actual ratio of waste to mineral ore mined is less than the life-of-mine stripping ratios, we reduce the net capitalized mine stripping asset proportionally with a charge of amortization expense.

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

        During 2003, 2002 and 2001, actual stripping ratios were higher than the life-of-mine stripping ratios for our mines, which resulted in the capitalization of mine costs associated with the additional waste mined. If we were to have expensed all production costs associated with its mining operations as incurred, net operating costs expenses would have increased by $39.9 million, $41.4 million and $79.8 million, for the years ended December 31, 2003, 2002 and 2001, respectively.

        Estimated life-of-mine stripping ratios for each of the Mexcananea Unit mines for the years ended December 31, 2003, 2002 and 2001, were as follows:

Life-of-Mine Stripping Ratio for Mexcananea Unit
2003	0.56
2002	0.56
2001	0.56

        Leaching material:    We capitalize the cost of materials with low copper content extracted during the mining process ("leaching material"), which are accumulated in areas known as bings. The amortization of the capitalized costs is determined based on the individual depletion of the bings, which occurs in approximately five to eight years.

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

        We provide medical and hospital services to all active and retired unionized employees and members of their families through one of its subsidiaries, Hospital del Ronquillo, S. de R.L. de C.V. Beginning in 1999, we adopted revised bulletin D-3, "Employee Benefits". Accordingly, we recorded the liability for post-retirement medical benefits in accordance with actuarial calculations. When there is a significant reduction in personnel due to a restructuring of the labor force or the closing of a plant, the corresponding costs, net of the corresponding reduction in projected benefit obligations and other related items, are charged to results.

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

RESULTS OF OPERATIONS FOR 2003 AND 2002

        We reported an operating income of $47.1 million in 2003, compared to an operating income of $16.9 million in 2002. The increase in operating income was primarily due to higher sales volumes of copper.

        We reported net income of $48.8 million in 2003, compared to net income of $99.4 million in 2002. The increase decrease in net income was primarily due to the decrease in the deferred taxes.

Net sales

        Net sales in 2003 were $239.1 million, 19.4% higher than net sales in 2002, which were $200.2 million. This increase was primarily due to higher sales volumes of copper, which increased by 6,514.7 metric tons from 2002 to 2003.

Cost of sales

        Cost of sales in 2003 was $141.8 million, 3.87% lower than in 2002, due primarily to decrease in stripping cost capitalized and maintenance materials purchases. In 2002, cost of sales was

$147.5 million. Cost of sales as a percentage of net sales decreased from 73.68% in 2002 to 59.31% in 2003.

Administrative expenses

        Administrative expenses in 2003 were $7.5 million, 14.26% lower than in 2002, when they were $8.8 million. The main reason for this decrease was a reduction in the amount charged by Servicios de Apoyo Administrativos, S.A. de C.V., our affiliate provider of administrative services.

Depreciation and amortization

        Depreciation and amortization expense in 2003 was $42.7 million, 57.76% higher than in 2002, when it was $27.0 million. This increase was due primarily to an increase in fixed assets as a result of our investments during the year.

Net financing cost

        Net financing cost resulted in an income of $1.2 million in 2003, compared to an income of $7.2 million in 2002. The change from 2002 to 2003 was due primarily to the 8.96% depreciation of the peso against the U.S. dollar.

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

        Through 2001, the income tax rate was 35%, with the obligation to pay this tax each year at a rate of 30% and the option of deferring payment of the remaining 5% until profits are distributed. The new tax law enacted January 1, 2002, eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until it reaches 32% in 2005. The deduction for employee statutory profit-sharing and the obligation to withhold taxes on dividends paid to individuals or foreign residents was also eliminated.

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

        Tax at the effective tax rate was $(2.9) million in 2003, compared to $(75.3) million in 2002. The difference between the aggregate effective rate of income tax of 2003 and 2002 was primarily due to the decline in our deferred taxes resulting from a decrease in the statutory income tax rate.

        As of December 31, 2003, we have tax loss carryforwards and recoverable assets taxes in the amounts of $206.3 million and $34.5 million, respectively, that we believe do not have a high probability of being realized.

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

ITEM 10.    ADDITIONAL INFORMATION

        We have omitted this item because the securities for which there is a reporting obligation under Section 15(d) of the Exchange Act consist exclusively of guarantees of securities of Minera México, our parent company. See Explanatory Note.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Foreign Exchange Risk

        Although all of our sales are priced and invoiced in U.S. dollars, a substantial portion of our cost of sales (approximately 71% in 2003) is denominated in pesos. Accordingly, when inflation in México increases without a corresponding devaluation of the peso, as it did in 2001, 2002 and 2003, our operating income is negatively affected. Nevertheless, when inflation in México is lower than the devaluation of the peso, our operating income is positively affected. We have significant liabilities and assets denominated in U.S. dollars thereby exposing us to foreign exchange losses when the peso declines in value against the U.S. dollar.

Commodity Price Risk

        Our exposure to commodity price fluctuations relates primarily to copper and silver, as well as other industrial and precious metals we produce. Our selling prices depend principally upon market prices for metals, especially copper and, to a lesser extent, silver. Such prices can fluctuate widely and are beyond our control. Since the metals we produce can generally be sold at prevailing market prices, our results of operations are highly sensitive to such prices. See Item 4. "Information on the Company—Metals Prices."

        The table below provides information about our inventory of metals that are sensitive to changes in commodity prices. The table presents the fair value based on spot prices as of December 31, 2003:

Inventory of Metals	Total (Tons)	Fair Value (Millions of U.S dollars as of December 31, 2003)
Copper	1,922	$4.4

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        We have omitted this item because the securities for which there is a reporting obligation under Section 15(d) of the Exchange Act consist exclusively of guarantees of securities of Minera México, our parent company. See Explanatory Note.

ITEM 15.    CONTROLS AND PROCEDURES

        (a) As of the end of the period covered by this annual report, we carried out an evaluation under the supervision and with the participation of our management, including our (i) President and General Director and (ii) Finance Director, of the effectiveness of our disclosure controls and procedures.

        Based upon and as of the date of our evaluation, our (i) President and General Director and (ii) Finance Director concluded that our disclosure controls and procedures were effective to ensure that material information relating to us and our consolidated subsidiaries as required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required; and

        (b) There have been no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        At this time, the Cananea Unit does not have an audit committee. The board of directors of the Cananea Unit has determined that it does not have a financial expert meeting the requirements of Item 16A.

ITEM 16B.    CODE OF ETHICS

        The Cananea Unit is not required to adopt a code of ethics, but is required to disclose whether or not it has done so, and if not, the reasons therefor. The Cananea Unit has not yet adopted a code of ethics, pursuant to the Sarbanes-Oxley Act, applicable to its principal executive officer, principal financial officer, or principal accounting officer, because Mexican law does not require Mexican companies to adopt a code of ethics.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The aggregate fees billed by PricewaterhouseCoopers S.C. ("PwC"), the Cananea Unit's independent auditor, for professional services in 2003 and to Galaz, Yamazaki, Ruiz Urqiza, S.C. ("Galaz") in 2002 were as follows:

	2003	2002
	(in thousands of dollars)
Audit fees(1)	150.4	471.1
Tax fees(1)	12.5	63.9

Total	162.9	535.0

(1)
Audit fees include fees associated with the annual audit of the Cananea Unit's consolidated financial statements. Audit fees also include fees associated with various audit requirements of the Cananea Unit and for reviews of registration statements.

(2)
Tax fees include fees principally incurred for assistance with tax planning and compliance matters.

        The Board will pre-approve all audit services and all permissible non-audit services (including the fees and terms thereof) to be performed for the Cananea Unit by its independent auditors. From time to time, the Board may delegate its authority to pre-approve non-audit services to one or more Board members. Any such approvals shall be reported to the full Board at the next meeting.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        Our Consolidated Financial Statements are included in this Annual Report beginning at page 1 of Annex F and include:

          Reports of Independent Registered Accounting Firms

          Consolidated Balance Sheets as of December 31, 2003 and 2002

          Consolidated Statements of Income (Loss) for the years ended December 31, 2003, 2002 and 2001

          Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2003,
  2002 and 2001

          Consolidated Statements of Changes in Financial Position for the years ended December 31, 2003, 2002 and 2001

          Notes to Consolidated Financial Statements

ITEM 19.    EXHIBITS

Exhibit Number	Document
12.1	Certification of the President and General Director of the registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Finance Director of the registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the President and General Director of the registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Finance Director of the registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MEXICANA DE CANANEA, S.A. DE C.V.
By:	/s/ XAVIER GARCÍA DE QUEVEDO TOPETE Name: Xavier García de Quevedo Topete Title: President and General Director
By:	/s/ HÉCTOR NIETO CASTILLA Name: Héctor Nieto Castilla Title: Finance Director

Dated: July 14, 2004

ANNEX F

FINANCIAL STATEMENTS OF MEXICANA DE CANANEA, S.A. DE C.V. (AS RESTATED)

MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Minera México, S. A. de C. V.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Minera México, S. A. de C. V.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

INDEX

Contents	Page
Reports of Independent Registered Public Accounting Firms	F-1 and F-2
Consolidated Financial Statements:
Balance Sheets	F-3
Statements of Operations	F-4
Statements of Changes in Stockholders' Equity	F-5
Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7 to F-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico City, April 16, 2004, except as to Note 15, for which the date is July 2, 2004

To the Board of Directors and Stockholders of
Mexicana de Cananea, S. A. de C. V.

        We have audited the accompanying consolidated balance sheets of Mexicana de Cananea, S. A. de C. V. and Subsidiaries ("the Company") as of December 31, 2003, and the related consolidated statements of income, of changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mexicana de Cananea, S. A. de C. V. and Subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers

Ruben Rivera R.
Mexico City, Mexico

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Mexicana de Cananea, S. A. de C. V.:

        We have audited the accompanying consolidated balance sheet of Mexicana de Cananea, S. A. de C. V. (a Mexican corporation) and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 15, the reconciliation to U.S. GAAP of stockholders' equity as of December 31, 2002 and net income (loss) for the years ended December 31, 2002 and 2001 previously reported in the consolidated financial statements of the Company has been restated.

/s/ Galaz, Yamazaki, Ruiz Urquiza, S. C.
A member firm of Deloitte Touche Tohmatsu

C.P.C. Jorge I. Peralta Álvarez
Mexico City, Mexico
July 2, 2004

MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Minera México, S. A. de C. V.)

CONSOLIDATED BALANCE SHEETS

(US$ in thousands)

	December 31,
	2003	2002
ASSETS
CURRENT ASSETS:
Cash	$6,374	$13,845
Trade receivables—Net of allowance for doubtful accounts of $27 in 2002	19,267	2,597
Recoverable taxes	5,387	16,485
Due from affiliated companies (Note 10)	8,458	7,890
Inventories—Net (Note 4)	31,846	32,576
Prepaid expenses and other	3,618	3,793

Total current assets	74,950	77,186
PROPERTY, PLANT AND EQUIPMENT—Net (Note 5)	484,837	516,445
DUE FROM AFFILIATES—MINERA MÉXICO, S. A. DE C. V.	2,810
DEFERRED INCOME TAX	9,800	2,632
OTHER ASSETS—Net (Note 6)	155,325	131,605

	$727,722	$727,868

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$26,886	$29,798
Accrued salaries and wages	973
Other accrued liabilities	18,185	71,793
Due to affiliated companies (Note 10)	57,518	46,700
Income asset taxes payable and employees' statutory profit sharing	741
Deferred income taxes and employees' statutory profit sharing (Note 11)	932	351

Total current liabilities	105,235	148,642
Labor liabilities (Note 7)	22,453	19,721
Deferred income taxes and employees' statutory profit sharing (Note 11)	15,528	23,010

Total liabilities	143,216	191,373

CONTINGENCIES AND COMMITMENTS (Note 13)
STOCKHOLDERS' EQUITY (Note 8):
Common stock (201,798,896 shares authorized and outstanding at December 31, 2003 and 2002)	513,917	513,917
Accumulated other comprehensive loss	(5,083)	(4,297)
Retained earnings	75,672	26,875

Total stockholders' equity	584,506	536,495

	$727,722	$727,868

The accompanying notes are an integral part of these consolidated financial statements.

MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(US$ in thousands, except per share data)

	Year ended December 31,
	2003	2002	2001
Net sales	$239,080	$200,221	$150,017
Costs and operating expenses:
Cost of sales (exclusive of depreciation, amortization and depletion shown below)	141,804	147,522	125,681
Administrative expenses	7,508	8,757	9,402
Depreciation, amortization and depletion	42,670	27,047	24,469

Income (loss) from operations	47,098	16,895	(9,535)

Interest expense	3,272	3,802	4,701
Interest income	(66)	(62)	(117)
Remeasurement (gain) loss—Net	(6,408)	(10,092)	448
Other—Net	4,419	(861)	896

	(1,217)	(7,213)	5,928

Income (loss) before income taxes	45,881	24,108	(15,463)
Provision (benefit) for income taxes	(2,916)	(75,297)	98,205

Consolidated net income (loss)	$48,797	$99,405	$(113,668)

Income (loss) per share	$0.24	$0.49	$(0.56)

Weighted average number of shares outstanding	201,798,896	201,798,896	201,798,896

The accompanying notes are an integral part of these consolidated financial statements.

MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(US$ in thousands)

	Outstanding shares	Common stock	Accumulated other comprehensive income (loss)	Retained earnings	Total stockholders' equity
Balances at December 31, 2000	201,798,896	$513,917	$(6,632)	$41,138	$548,423
Comprehensive result:
Net loss for the year				(113,668)	(113,668)

Balances at December 31, 2001	201,798,896	513,917	(6,632)	(72,530)	434,755
Comprehensive result:
Net income for the year				99,405	99,405
Additional liability for employee benefit obligations			2,335		2,335

Total comprehensive result					101,740

Balances at December 31, 2002	201,798,896	513,917	(4,297)	26,875	536,495
Comprehensive result:
Net income for the year				48,797	48,797
Additional liability for employee benefit obligations			(786)		(786)

Total comprehensive result					48,011

Balances at December 31, 2003	201,798,896	$513,917	$(5,083)	$75,672	$584,506

The accompanying notes are an integral part of these consolidated financial statements.

MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$ in thousands)

	Year ended December 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income for the year	$48,797	$99,405	$(113,668)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation, amortization and depletion	42,670	27,047	24,469
Cost of sale of property and equipment	18	22	54
Deferred income taxes	(8,838)	(75,297)	98,205
Deferred employees' statutory profit sharing	1,361	2,206	5,315
Employee benefit liabilities	5,494	1,847	2,702
Remeasurement (gain) loss	(6,408)	(10,092)	448
Allowance for obsolescence of materials	1,021	3	269
CHANGES IN OPERATING ASSETS AND LIABILITIES:
Trade receivables	(5,351)	(324)	(7,519)
Other accounts receivable	(37)	(13,061)	(38)
Inventories	(291)	1,366	(193)
Other assets	2,672	(14,253)	4,725
Accounts payable and accrued liabilities	(46,461)	28,200	68,731

Net cash provided by operating activities	34,647	47,069	83,500

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(39,973)	(41,925)	(79,814)
Proceeds from the sale of fixed assets	220	275	56

Net cash used in investing activities	(39,753)	(41,650)	(79,758)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash restricted as collateral accounts		1,931	(1,931)

Net cash provided by (used in) financing activities		1,931	(1,931)

Effect of exchange rate changes on cash and cash equivalents	(2,365)	4,564	(303)

Increase (decrease) in cash and cash equivalents	(7,471)	11,914	1,508
Cash and cash equivalents at beginning of the year	13,845	1,931	423

Cash and cash equivalents at end of the year	$6,374	$13,845	$1,931

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for—
Interest	$109	$143	$760

Income taxes	$404	$—	$1,260

Supplemental schedule of non-cash investing and financing activities:
Additional liability for employee benefit obligations	$(786)	$2,335	$—

The accompanying notes are an integral part of these consolidated financial statements.

MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Minera México, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(US$ in thousands)

NOTE 1—DESCRIPTION OF BUSINESS AND SIGNIFICANT EVENTS:

        The operating companies that comprise Mexicana de Cananea, S. A. de C. V. (Mexcananea) and subsidiaries (collectively, the Company) are in the metallurgical mining industry. They engage in the exploration, mining and processing of metallic and nonmetallic minerals. The majority of the Company's sales market is in the United States and Mexico. The Company is a 98.91%-owned indirect subsidiary of Grupo México, S. A. de C. V. (GMEXICO), through its holding company Minera México, S. A. de C. V. (MM) (formerly Grupo Minero México, S. A. de C. V.).

NOTE 2—BASIS OF PRESENTATION:

a.    Consolidation of financial statements—

        The consolidated financial statements as of December 31, 2003 and 2002 include the financial statements of Mexcananea and those of its subsidiaries that consolidate the financial statements of their subsidiaries. The major operating subsidiaries of the Company are as follows:

Company	Ownership percentage as of December 31, 2003 (%)
Hospital del Ronquillo, S. de R. L. de C. V.	100.00
Proyecciones Urbanísticas, S. de R. L. de C. V.	100.00
Minera Cumobabi, S. A. de C. V.	99.99

        The consolidated financial statements include the accounts of the Company and its subsidiaries, all under the same management. All significant intercompany balances and transactions have been eliminated in consolidation.

        Mexcananea is a majority-owned indirect subsidiary of MM.

b.    Foreign exchange effect and basis of presentation and remeasurement into U.S. dollars—

        The Company's functional currency is the U.S. dollar. Mexcananea maintains its books in Mexican pesos. Foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for inventory, property, plant and equipment and other assets which are remeasured at historical exchange rates. Revenues and expenses are generally translated at average exchange rates in effect during the period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. The most significant difference between Mexican GAAP and U.S. GAAP, as they relate to the Company, is that Mexican GAAP recognizes the comprehensive effects of inflation on financial statements. The accompanying financial statements have been remeasured from Mexican pesos (Ps) into U.S. dollars by applying the procedures specified in Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation".

        Relevant exchange rates used in the preparation of the financial statements were as follows (Mexican pesos per one U.S. dollar):

	2003	2002	2001
Exchange rate at December 31	Ps 11.2360	Ps 10.3125	Ps 9.1692
Weighted average exchange rate for the year ended	Ps 10.7869	Ps 9.6589	Ps 9.3387

c.    Reclassifications—

        Certain amounts in the financial statements as of and for the years ended December 31, 2002 and 2001 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2003.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        The significant accounting policies of the Company are summarized as follows:

a.    Cash and cash equivalents—

        Cash and cash equivalents are primarily short-term investment funds, variable income securities and bank deposits with original maturities of three months or less and are valued at market.

b.    Inventories—

        Metal inventories are stated at the lower of average cost or market value. Costs incurred in the production of metal inventories exclude general and administrative costs.

        Materials and supplies are stated at the lower of average cost or market value. Supplies are valued at average cost less an allowance for obsolescence.

        Work-in-process inventories represent materials that are in the process of being converted into a saleable product. Conversion processes vary depending on the nature of the copper ore and the specific mining operation. For sulfide ores, processing includes milling and concentrating and the results from the production of copper and molybdenum concentrates. Molybdenum in-process inventory includes the cost of molybdenum concentrates and the costs incurred to convert those concentrates into various high-purity molybdenum chemicals or metallurgical products.

        Finished goods include saleable products (e.g., copper concentrates, copper anodes, copper cathodes, copper rod, high-purity molybdenum chemicals and other metallurgical products).

c.    Impairment of long-lived assets—

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are determined to be impaired when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value. No impairment charges were recorded during the years ended December 31, 2003, 2002 and 2001.

d.    Property, Plant and Equipment—

        Property, plant and equipment are carried at cost. Additions, improvements and expenditures for repairs and maintenance that significantly add to the productive capacity or life of an asset are capitalized; other expenditures for repairs and maintenance are expensed as incurred.

        The principal depreciation method used for mining, smelting and refining operations is the straight-line method applied on a group basis.

        Upon disposal of assets depreciated on a group basis, cost less salvage is charged to accumulated depreciation.

        Values for mining properties represent mainly acquisition costs. Depletion of mines is computed on the basis of an overall unit rate applied to the pounds of principal products sold from mine production.

        Mine exploration costs to maintain production of operating mines are charged to operations as incurred. Mine development expenditures at new mines, and major development expenditures at operating mines outside existing pit limits that are expected to benefit future production beyond a minimum of one year are capitalized and amortized using the straight-line method.

e.    Other assets—

  •
  Stripping costs—Stripping costs are costs associated with the removal of waste materials after production has commenced. Over the life of the mine, stripping costs are deferred in periods when the actual ratio of waste materials to mineral ore extracted is above the life-of-mine stripping ratio, which represents the Company's estimate of the total amount of waste to be stripped divided by the estimated total proven and probable reserves. In periods when the actual mine stripping ratio is below the life-of-mine stripping ratio, the Company reduces the net capitalized mine stripping asset proportionally with a charge to amortization expense. In addition, deferred mine stripping costs are amortized using the units of production method based on proven and probable ore reserves. Copper resources contained in piles of leachable materials that have been extracted from the mines are not included in the determination of units of production amortization.

        The Company's policy results in the smoothing of stripping costs over the life of the mine and, in the opinion of the Company, better facilitates the matching of mine production costs over the life of the mine with the related revenues.

  •
  Leachable material—Mexcananea capitalizes the cost of materials with low copper content, extracted during the mining process (leachable material), which are collected in areas known as leaching dumps. The amortization of the capitalized costs is determined based on the depletion period of the leaching dumps, which is approximately five years.

  •
  Mine development costs—Exploration costs incurred before operation of a site begins are expensed as incurred, except for expenditures on specific properties where proven and probable mineral resources have been confirmed, in which case the expenditures are capitalized as mine development costs. Capitalized mine development costs are amortized on a straight-line basis over the estimated useful lives of the corresponding proven metal reserves.

  •
  Other assets—Other assets are comprised mainly of licenses, expenses related to the development of software for internal use, and debt issuance costs. Debt issuance costs are amortized using the interest method over the term of the related debt. Expenses related to the development of software for internal use are amortized on a straight-line basis over the estimated life of the asset.

f.    Environmental remediation costs—

        In accordance with Statement of Position 96-1 (SOP 96-1) "Environmental Remediation Liabilities", the Company accrues the costs associated with environmental remediation obligations when such costs are probable and determinable and generally not later than upon completion of the remediation feasibility study. Such accruals are adjusted as new information develops or circumstances change and are recorded at gross amount net of estimated land. Recoveries of environmental remediation costs from other parties are recorded as assets when recovery is deemed probable.

g.    Comprehensive result—

        Comprehensive result is defined as the change in equity of a business enterprise during a period arising from transactions and other events and circumstances involving non-owner sources. For the years ended December 31, 2003, 2002 and 2001, comprehensive result was composed of net income (loss) and the change in the additional minimum pension liability.

h.    Employee benefit obligations—

        The Company records the liabilities for seniority premiums, pensions and retirement payments similar to pensions as accrued, using actuarial calculations based on the projected unit credit method and real interest rates. Accordingly, the liability is being accrued which at present value will cover the obligation for benefits projected to the estimated retirement date of the Company's employees. Indemnity payments are charged to results in the period in which they become payable.

        Mexcananea provides medical and hospital services to all active employees and retired unionized employees and the members of their families through a subsidiary. Mexcananea records the liability for postretirement medical benefits based on actuarial calculations under the projected unit credit method.

        When there is a significant reduction in personnel due to the restructuring of the labor force or the closing of a plant, the corresponding indemnity costs, net of the corresponding reduction in the projected benefit obligation and the related items to be amortized, are charged to income.

i.    Income tax, asset tax and employees' statutory profit sharing—

        The Company recognizes deferred income tax and employees' statutory profit sharing assets and liabilities for the future tax consequences of all temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax or employees' statutory profit sharing bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred income tax and employees' statutory profit sharing assets are reduced by a valuation allowance for those estimates amounts, wich in the opinion of management, will more likely than not will not be realized.

j.    Foreign currency balances and transactions—

        Monetary assets and liabilities denominated in foreign currency are translated into U.S. dollars at the applicable exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average rates in effect for the period. Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Exchange fluctuations are recorded in income in the consolidated statements of operations.

k.    Revenue recognition—

        The Company sells its products pursuant to sales contracts entered into with its customers. Revenue for all our products is recognized when title and risk of loss pass to the customer and when collectibility is reasonably assured. The passing of title and risk of loss to the customer is based on terms of the sales contract, generally upon shipment of product. Product pricing is based upon quoted commodity prices plus applicable premiums or prevailing market prices. Certain of our sales agreements provide for provisional pricing based on either the New York Commodity Exchange or the London Metal Exchange (as specified in the contract) when shipped. At December 31, 2003, the difference between the spot rate at that date and the provisional price for outstanding contracts was not significant.

        Amounts billed to customers for shipping and handling are classified as net sales. Amounts incurred for shipping and handling are included in cost of sales.

l.    Income (loss) per share—

        Basic income (loss) per share is calculated by dividing consolidated net income (loss) by the weighted average number of common shares outstanding during the year.

m.    Hedging activities—

        Derivative instruments may be used to manage exposure to market risk from changes in commodity prices (metal and energy products), interest rates or the value of the Company's assets and liabilities. Derivative financial instruments are recognized as either assets or liabilities in the balance sheet. To qualify for hedge accounting, derivative instruments must be designated as a hedge in writing at acquisition or inception of the hedge. In addition, such instruments must be periodically evaluated and deemed to be "highly effective" at reducing the risk associated with the exposure being hedged. Any ineffectiveness of the hedge is reported in current earnings. Unrealized gains or losses of derivative financial instruments that fail to qualify for hedge accounting are recognized in earnings.

        The Company does not maintain or issue financial instruments for speculative purposes. Generally, the Company's derivative instruments are not designated in hedging relationships for accounting purposes. Decisions with respect to each transaction and to the overall hedging policies are made by an Executive Risk Committee. The objective of the committee, which is currently comprised of the Chairman of the Board of Directors, the Chief Financial Officer and the Assistant Director of Risk Management, is to ensure that the risks and benefits have been appropriately assessed.

        The Company enters into swap and option transactions or a combination of both to reduce or eliminate the risk of purchase or sales price fluctuations. For instance, for the purpose of reducing the risk of fluctuations in metal prices, the Company may purchase put options or create synthetic put options to reduce or eliminate the risk of metal price declines below the option strike price on a portion of its anticipated future sales.

        The Company did not enter into transactions with derivative financial instruments during 2003, 2002 or 2001.

n.    Concentration of credit risk—

        Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. Management believes this risk is minimal as the Company routinely performs credit evaluations on its customers.

        The Company is exposed to credit loss in cases where the financial institutions with which it has entered into derivative transactions (commodity, foreign exchange and currency/interest rate swaps) are unable to pay when they owe funds as a result of protection agreements with them. To minimize the risk of such losses, the Company only uses highly rated financial institutions that meet certain requirements. The Company also periodically reviews the creditworthiness of these institutions to ensure that they are maintaining their ratings. The Company does not anticipate that any of the financial institutions will default on their obligations.

        The Company's three largest customers accounted for 44%, 16% and 8% of total sales in 2003, 41%, 26% and 14% of total sales in 2002 and 74%, 19% and 3% of total sales in 2001, respectively.

        The table below represents the rollforward of the allowance for doubtful accounts:

	Balance at beginning of period	Additions	Deductions	Balance at end of period
Year ended December 31, 2001	$31	$—	$(4)	$27

Year ended December 31, 2002	$27	$—	$—	$27

Year ended December 31, 2003	$27	$—	$(27)	$—

o.    Estimates—

        The accounting policies followed by the Company require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current circumstances, actual results may differ.

p.    Impact of New Accounting Standards—

        Effective January 1, 2003, the Company adopted SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying value of the related long-lived assets and depreciated over the asset's useful life. The adoption of SFAS No. 143 did not have a material effect on the Company's financial statements. The Company did not have any significant legal obligations for asset retirements as of December 31, 2003 and 2002. In addition, the Company has instituted extensive environmental conservation programs at its mining facilities. Company's environmental programs and other regulations applicable to concessions and properties include water recovery systems to conserve water and minimize contamination of nearby streams, revegetation programs to stabilize the surfaces of the tailings dams and the implementation of scrubbing technology in the mines to reduce dust emissions. Company's management does not believe that continued compliance with the Environmental Law or Mexican state environmental laws will have a material adverse effect on its business, properties, results of operations or financial condition.

        Effective January 1, 2003, the Company implemented SFAS No. 145 "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections", under which gains and losses from extinguishment of debt are classified as extraordinary items only if they meet criteria outlined in Accounting Principles Statement No. 30. There were no effects on the Company's financial statements as a result of the implementation of SFAS No. 145.

        Effective January 1, 2003, the Company adopted SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3 "Liability Recognition for Certain Employees' Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The adoption of SFAS No. 146 did not have a material effect on the Company's financial statements as a result of the implementation of SFAS No. 145.

        Effective January 1, 2003, the Company adopted FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the Company must disclose and may be required to recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company's financial statements.

        Effective January 1, 2003, the Company adopted SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure". SFAS No. 148 does not alter the provisions of SFAS No. 123, nor does it require stock-based compensation to be measured under the fair-value approach under SFAS No. 123. The Company uses the disclosure only provisions of SFAS No. 123. The adoption of SFAS No. 148 did not have a material effect on the Company's financial statements.

        In January 2003, the FASB issued FASB interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, FIN 46 was replaced by FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46(R)"). FIN 46(R) clarifies the application of Accounting Research Statement No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity's expected losses, is entitled to receive a majority of the entity's expected residual returns or both. For investments in variable interest entities formed after December 31, 2003, the Company will be required to apply FIN 46(R) as of January 1, 2004. For investments in variable interest entities formed on or before December 31, 2003, the Company will be required to apply FIN 46(R) in the first annual period beginning after December 15, 2004. The Company does not expect the adoption of FIN 46(R) to have a material impact on its financial statements.

        In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company adopted the provisions of SFAS No. 149 in 2003, which did not have a material effect on the Company's financial statements.

        In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards of how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. The Company adopted the provisions of SFAS No. 150 in 2003, which did not have a material effect on the Company's financial statements.

NOTE 4—INVENTORIES:

	December 31,
	2003	2002
Materials and supplies	$31,285	$28,866
Finished goods metals	1,669	1,115
Work-in-process	73	55
Merchandise in transit and advance to supplies	3,955	6,908

	36,982	36,944
Allowance for obsolescence	(5,136)	(4,368)

	$31,846	$32,576

        The table below represents the rollforward of the allowance for obsolescence:

	Balance at beginning of period	Additions	Deductions	Balance at end of period
Year ended December 31, 2001	$4,561	$269	$(28)	$4,802

Year ended December 31, 2002	$4,802	$3	$(437)	$4,368

Year ended December 31, 2003	$4,368	$1,021	$(253)	$5,136

NOTE 5—PROPERTY, PLANT AND EQUIPMENT:

	December 31,
	2003	2002
Land	$587	$921
Mine development	8,882	10,875
Building and leasehold improvements	172,393	169,774
Infrastructure	40,536	40,290
Automobiles and trucks	5,972	6,070
Mobile equipment	142,452	146,468
Processing equipment	370,594	364,239

	741,416	738,637
Accumulated depreciation	(264,040)	(250,521)

	477,376	488,116
Construction-in-progress	7,461	28,329

	$484,837	$516,445

        The average annual depreciation and amortization rates are as follows:

	December 31,
	2003	2002
Buildings and improvements	2.88%	2.50%
Infrastructure	3.03%	3.03%
Automobiles and trucks	6.77%	7.62%
Mobile equipment	5.81%	4.59%
Processing equipment	3.94%	3.56%

NOTE 6—OTHER ASSETS:

	December 31,
	2003	2002
Stripping costs and leachable material—Net of accumulated amortization and depletion of $28,041 in 2003 and $10,477 in 2002	$154,978	$131,261

Intangible asset arising from employee benefits	223	436
Investment in shares of associated and other unconsolidated companies	97	97
Other	27	61

	347	594
Accumulated amortization		(250)

	347	344

	$155,325	$131,605

        The Company's estimated annual amortization over each of the next five years is approximately $23,300.

        The Company spent $584 in 2001, $178 in 2002 and $247 in 2003 on exploration programs, wich were recognized as operating expenses in those years.

NOTE 7—EMPLOYEE BENEFIT OBLIGATIONS:

        The liabilities from seniority premiums payable at retirement are recorded based on external actuarial calculations using the projected unit credit method. The Company uses a December 31, measurement date for its plan.

        The seniority premium liability under SFAS No. 87 "Employers' Accounting for Pensions", is as follows:

	December 31,
	2003			2002
	Pension benefits	Post retirement health care	Total	Pension benefits	Post retirement health care	Total
Actuarial present value of benefit obligation:
Vested benefit obligation	$7,172	$46,163	$53,335	$6,742	$48,396	$55,138
Non-vested benefit obligation	4,485		4,485	4,216		4,216

Accumulated benefit obligation	11,657	46,163	57,820	10,958	48,396	59,354
Excess of projected benefit obligation over				671		671
Accumulated benefit obligation	638		638

Projected benefit obligation	12,295	46,163	58,458	11,629	48,396	60,025
Projected benefit obligation in excess of plan assets
Unrecognized prior service cost
Unrecognized net actuarial loss	(2,885)	(9,054)	(11,939)	(1,666)	(11,154)	(12,820)
Unrecognized transition obligation	(223)	(26,339)	(26,562)	(273)	(28,579)	(28,852)
Additional minimum liability	5,224		5,224	(3,201)		(3,201)
Fair value of plan assets at beginning of the year	(2,728)		(2,728)	4,569		4,569

Net pension liability	$11,683	$10,770	$22,453	$11,058	$8,663	$19,721

        Additional disclosures required by SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits", an Amendment to FASB Statements No. 87, 88 and 106, are as follows:

	December 31,
	2003			2002
	Pension benefits	Post retirement health care	Total	Pension benefits	Post retirement health care	Total
Change in benefit obligation:
Projected benefit obligation at beginning of year	$11,629	$48,396	$60,025	$11,314	$45,057	$56,371
Service cost	682	416	1,098	763	432	1,195
Interest cost	597	2,144	2,741	755	2,169	2,924
Actuarial (loss) gain—Net	1,389	(1,469)	(80)	(37)	228	191
Acquisition				(1,141)	(2,087)	(3,228)
Benefits paid	(1,047)	(1,925)	(2,962)
Settlements		2,569	2,569	(25)		(25)
Inflation adjustment	(955)	(3,968)	(4,923)		2,597	2,597

Projected benefit obligations at end of year	$12,295	$46,163	$58,458	$11,629	$48,396	$60,025

        The assumptions used to determine the pension obligation and seniority premiums as of year-end and net costs in the ensuring year were:

Weighted-average assumptions

	2003	2002	2001
Weighted average discount rate	10%	10%	13%
Expected long-term rate of return on plan assets	12%	12%	15%
Rate of increase in future compensation level	6%	6%	10%

Components of net periodic benefit cost

        The components of net periodic pension and seniority premium plan cost as of December 31, consist of the following:

	2003	2002	2001
Service cost	$1,099	$763	$1,068
Interest cost	2,741	756	1,131
Amortization of transition assets—Net	1,621	328	503
Recognized net actuarial loss	33

Total net periodic benefit cost	$5,494	$1,847	$2,702

        Insured other benefit cost trend rates have a significant effect on the amount reported of the other benefit plan. One percentage-point change in assumed other benefits cost trend rates would have the following effects:

	Percentage point increase	Percentage point decrease
Effect on total service and interest cost components	$3,185	$2,492

Effect on the post-retirement benefit obligation	$51,405	$41,309

NOTE 8—STOCKHOLDERS' EQUITY:

        At December 31, 2003, the Company's capital stock amounted to $513,917, represented by 201,798,896 shares, Class "A", of which 171,005,065 correspond to the fixed portion and 30,793,831 shares to the variable portion.

        Dividends paid are not subject to income tax if paid from the Net Tax Profit Account (CUFIN). Any excess over this account is subject to a tax equivalent to 49.25% and 47.06%, depending on whether paid in 2004 and 2005, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid are not subject to tax withholding. In the event of a capital reduction, any excess of stockholders' equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same tax treatment as dividends.

NOTE 9—SEGMENT INFORMATION:

        Based on the information reviewed by the Company's executive committee, the Company has concluded that its operations are within one reportable segment. Accordingly, only the financial information with respect to the principal business of producing copper has been presented.

        Sales prices of almost all of the Company's products are determined by international market quotations in U.S. dollars. The Company made direct sales in the following countries:

	Year ended December 31,
	2003	2002	2001
United States	$75,143	$11,501	$43,056
Germany	5,016
Japan	4,399
China	9,870
Mexico	144,652	188,720	106,962

Total worldwide	$239,080	$200,221	$150,018

NOTE 10—BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

        a.     Balances receivable and payable with affiliated companies and related parties are shown below:

	December 31,
	2003	2002
Accounts receivable:
Industrial Minera México, S. A. de C. V.	$87	$1,715
Grupo Minero México, S. A. de C. V.		1,504
Asarco, Inc.	1,210	1,146
Servicios de Apoyo Administrativo, S. A. de C. V.		367
Minera Mexico Internacional, Inc.	7,117	351
Minerales Metálicos del Norte, S. A.		17
Southern Peru Copper Corporation		2
MM	44	2,788

	$8,458	$7,890

Accounts payable:
Mexicana de Cobre, S. A. de C. V.	$54,377	$41,570
Ferrocarril Mexicano, S. A. de C. V.	691	2,568
México Transportes Aéreos, S. A. de C. V.		2,500
Western Copper Supplies, Inc.	62	62
Infraestructura y Transportes México, S. A. de C. V.	2,039
Servicios de Apoyo Administrativos, S. A. de C. V.	349
Other

	$57,518	$46,700

        b.     The main transactions carried out with affiliated companies and related parties were as follows:

	Year ended December 31,
	2003	2002	2001
Revenues:
Sales	$108,415	$112,684	$115,504

Other services	$420	$544	$516

Expenses:
Purchases	$17,537	$—	$—

Transportation services	$3,059	$3,615	$3,132

Interest	$3,163	$—	$4,154

Other services	$12,128	$15,732	$9,149

Purchase of fixed assets	$—	$31,220	$19,044

        The Company lends to and borrows among affiliates from time to time to fund acquisitions and for other corporate purposes. These financing transactions bear interest at market rates.

NOTE 11—INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

        In accordance with Mexican tax law, the Company is subject to asset tax and income tax, which take into consideration the taxable and deductible effects of inflation. Through December 31, 2001, the Mexican income tax rate was 35%, with the obligation to pay 30% currently and the option of deferring the remaining 5% until profits are eventually distributed. The new tax law enacted January 1, 2002, eliminated the option to defer the portion of the income tax payment and reduces the 35% income tax rate by one percentage point each year until it reaches 32% in 2005. The deduction of the employees' statutory profit sharing amount and the obligation to withhold taxes on dividends paid to individuals and foreign residents was also eliminated.

        Asset tax is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds the income tax payable for the same period. If in any year asset tax exceeds the income tax payable, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded asset tax in the three preceding years and any required payment of asset tax is creditable against the excess of the income tax over asset tax of the following 10 years.

        a.     Taxable income—The principal items which affect the determination of taxable income of Mexican companies are the differences between purchases and cost of sales, recognition of the effects of inflation on depreciation and on monetary assets and liabilities through the inflationary component, which differ for book and tax purposes.

        MM and its subsidiaries obtained authorization to file a consolidated income and asset tax return. Thus, the Company prepares a consolidated income tax return, including all of its subsidiaries. Additionally, the Company's subsidiaries file individual income tax returns. The Mexican Income Tax Law limits the tax consolidation to 60% of the parent's equity interest.

        The Company calculates employees' statutory profit sharing using the guidelines established in the Income Tax Law. The provision for employees' statutory profit sharing is included in cost of sales.

        b.     The components of the provision for income tax, deferred income tax and asset tax are summarized below:

	Year ended December 31,
	2003	2002	2001
Current:
Income tax
Asset tax	$5,922

Deferred:
Income tax	(8,838)	$(75,297)	$98,205

	$(2,916)	$(75,297)	$98,205

        The employees' statutory profit sharing expense was as follows:

	Year ended December 31,
	2003	2002	2001
Deferred	$1,361	$2,206	$5,315

        Income tax expense for the years ended December 31, 2003, 2002 and 2001 differs from the Mexican Statutory income tax rate as follows:

	2003	2002	2001
Income (loss) before income taxes	$15,600	$8,438	$(5,412)
Increase (decrease) due to:
Inflationary tax component—Net	1,097	1,938	1,270
Non-deductible items	5,876	2,432	2,524
Other	(34,351)	(15,125)	14,963

	(11,778)	(2,317)	13,345
Valuation allowance for tax loss carryforward and recoverable asset tax	8,862	(72,980)	84,860

Tax at effective tax rate	$(2,916)	$(75,297)	$98,205

        The deferred income tax effect from the reduction in the 2002 income tax rates related to the gradual reduction of the income tax rates explained above, resulted in the recalculation of the deferred income tax liability recorded as of December 31, 2001. The various rates applicable beginning in 2003 were applied to the temporary differences based on their estimated reversal date.

        c.     At December 31, 2003 and 2002, the main items comprising the (asset) liability balance of deferred income tax and employees' statutory profit sharing were as follows:

	2003		2002
	Deferred income tax	Deferred employees' statutory profit sharing	Deferred income tax	Deferred employees' statutory profit sharing
Current:
Inventories	$9,204	$2,789	$10,066	$2,961
Exchange (loss) gain				1,125
Non-deductible reserves	(8,489)	(2,572)	(12,698)	(3,735)

	715	217	(2,632)	351
Long-term:
Property, plant and equipment	15,442	1,385	26,430	7,924
Tax loss carryforwards	(57,672)		(101,018)
Recoverable asset tax	(14,257)		(39,894)
Deferred charges	46,687	14,143	44,563	13,107

	(9,800)	15,528	(69,919)	21,031
Valuation allowance			71,898

	(9,800)	15,528	1,979	21,031

	$(9,085)	$15,745	$(653)	$21,382

        d.     Tax loss carryforwards and recoverable asset tax paid for which the deferred income tax asset and prepaid income tax, respectively, have been recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2003 and expiration dates are as follows:

Year of expiration	Tax loss carryforwards	Recoverable asset tax
2004	$31,280	$5,859
2005	283	11,566
2006	332	2,379
2007	27,063	2
2008	61,798	398
2009	84,775	6,015
2010	407	2,381
2011	162
2012	124
2013	99	5,857

	$206,323	$34,457

NOTE 12—FINANCIAL INSTRUMENTS:

Concentration of risk—

        Financial instruments, which potentially subject the Company to a concentration of credit risk, consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable.

        The Company invests or maintains available cash with various leading banks principally in Mexico and the U.S. or in commercial paper of highly-rated companies. As part of its cash management process, the Company regularly monitors the relative credit standing of these institutions and, by policy, limits the amount of credit exposure to any one institution. In the normal course of its activities, the Company grants credit to its customers. Although the accounts receivable resulting from these transactions are not guaranteed, the Company has not had any significant portfolio recovery problems.

NOTE 13—CONTINGENCIES AND COMMITMENTS:

        The Company is involved in various legal proceedings derived from its normal operations. The Company does not expect that any of these proceedings will have a material adverse effect on its financial condition or results of operations.

NOTE 14—SUBSEQUENT EVENTS:

        On February 3, 2004, GMEXICO, the largest stockholder of Southern Peru Copper Corporation (SPCC), presented a proposal regarding the possible sale to SPCC of all the shares of GMEXICO's subsidiary, MM, representing approximately 99% of MM's outstanding shares, in return for the issuance of additional shares of SPCC. MM holds substantially all of GMEXICO's Mexican mining assets.

        SPCC has formed a Special Committee of Disinterested Directors, comprised of members of its Board, to evaluate the proposal. There is no assurance that this transaction will be consummated.

NOTE 15—RESTATEMENT OF PREVIOUSLY REPORTED U.S. GAAP FINANCIAL INFORMATION RESULTING FROM COMPANY'S DETERMINATION TO ADOPT U.S. DOLLAR AS FUNCTIONAL CURRENCY FOR 2003:

        Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. The Company's management has determined the U.S. dollar as its functional currency in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, as mentioned in Note 2b.

        Subsequent to the issuance of the Company's December 31, 2002, consolidated financial statements, prepared in accordance with Mexican GAAP and accordingly expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002, the Company's management determined that its reconciliation of net income (loss) and stockholders' equity from Mexican GAAP to U.S. GAAP were not prepared assuming that the U.S. dollar was the functional currency, but rather reflected the Mexican peso as the functional currency. Therefore, the reconciliation of net income (loss) and stockholders' equity to U.S. GAAP as of and for the years ended December 31, 2002 and 2001, have been restated to give effect to the identification of the U.S. dollar as the functional currency.

        Under U.S. GAAP, with the U.S. dollar as the functional currency, the effects of inflation recognized under Mexican GAAP must be eliminated in the reconciliation to U.S. GAAP.

        Accordingly, the restated amounts shown below have been remeasured into U.S. dollars and translated back into the reporting currency, the Mexican peso, by applying the procedures specified in SFAS No. 52.

        The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Accordingly, the comprehensive effects of inflation are removed from the Mexican peso-denominated financial statements. Monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Non-monetary assets are recorded at their historical exchange rate at the time of purchase. Prior transactions in currencies other than the U.S. dollar are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of non-monetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net loss in the period such gains and losses arise.

        The amounts obtained from the remeasurement process referred to above are translated back into Mexican pesos following the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Mexican pesos of 10.31 and 9.14 per U.S. dollar as of December 31, 2002 and 2001, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average exchange rate during the period. Translation effects of exchange rate changes are included in other comprehensive income as a cumulative translation adjustment in stockholders' equity.

        The effect of the restatement is shown in the table below:

	Year ended December 31, 2002		Year ended December 31, 2001
	(Ps in thousands, except per share data)
U.S. GAAP net income (loss) as previously reported	Ps	23,603	Ps	(1,044,757)
Impact of restatement for change in functional currency		936,530		(16,754)

U.S. GAAP net income (loss) as restated	Ps	960,133	Ps	(1,061,511)

Basic and diluted earnings (loss) per share under U.S. GAAP, as previously reported	Ps	.12	Ps	(5.18)

Basic and diluted earnings (loss) per share under U.S. GAAP, as restated	Ps	4.76	Ps	(5.26)

	December 31, 2002		December 31, 2001
U.S. GAAP stockholders' equity as previously reported	Ps	6,591,548	Ps	5,733,306
Impact of restatement for change in functional currency		(563,830)		(814,076)

U.S. GAAP stockholders' equity as restated	Ps	6,027,718	Ps	4,919,230

INDEX TO EXHIBITS

Exhibit
12.1	Certification of the President and General Director of the registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Finance Director of the registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the President and General Director of the registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Finance Director of the registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

QuickLinks

TABLE OF CONTENTS
EXPLANATORY NOTE
PRESENTATION OF INFORMATION
FORWARD-LOOKING STATEMENTS
PART I
SELECTED OPERATING DATA
HISTORY AND DEVELOPMENT OF THE COMPANY
BUSINESS OVERVIEW
ORGANIZATIONAL STRUCTURE
PROPERTY, PLANT AND EQUIPMENT
MEXICANA DE CANANEA, S.A. DE C.V. MINES AND PLANTS CAPACITY UTILIZATION IN 2003
Ore Reserves (estimated as of January 1, 2004)
RESULTS OF OPERATIONS FOR 2003 AND 2002
PART II
SIGNATURES
ANNEX F FINANCIAL STATEMENTS OF MEXICANA DE CANANEA, S.A. DE C.V. (AS RESTATED)
MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES (Subsidiary of Minera México, S. A. de C. V.) CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2002
INDEX
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES (Subsidiary of Minera México, S. A. de C. V.) CONSOLIDATED BALANCE SHEETS (US$ in thousands)
MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (US$ in thousands, except per share data)
MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (US$ in thousands)
MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (US$ in thousands)
MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES (Subsidiary of Minera México, S. A. de C. V.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003, 2002 AND 2001 (US$ in thousands)
INDEX TO EXHIBITS